Exhibit 99.3

PRECIOUS METALS PURCHASE AGREEMENT

BETWEEN

SILVER WHEATON CORP.

— AND —

HUDSON BAY MINING AND SMELTING CO., LIMITED

— AND —

HUDBAY MINERALS INC.

Dated August 8, 2012

PRECIOUS METALS PURCHASE AGREEMENT BETWEEN

SILVER WHEATON CORP.,

HUDSON BAY MINING AND SMELTING CO., LIMITED

HUDBAY MINERALS INC.

6.10	Right of First Refusal	29

ARTICLE 7 SECURITY		31
7.1	Security	31
7.2	Inter-creditor Agreement	32

ARTICLE 8 REPRESENTATIONS AND WARRANTIES		34
8.1	Representations and Warranties of Parent Company and the Supplier	34
8.2	Representations and Warranties of Silver Wheaton	34
8.3	Survival of Representations and Warranties	34
8.4	Knowledge	34

ARTICLE 9 DEFAULTS AND DISPUTES		35
9.1	Supplier Events of Default	35
9.2	Silver Wheaton Remedies	35
9.3	Exceptions	36
9.4	SW Events of Default	36
9.5	Supplier Remedies	36
9.6	Indemnity	37
9.7	Disputed Reports	37
9.8	Disputes	38

ARTICLE 10 ADDITIONAL PAYMENT TERMS		38
10.1	Payments	38
10.2	New Tax Laws	38
10.3	Interest	38
10.4	Set Off	39

ARTICLE 11 GENERAL		39
11.1	Further Assurances	39
11.2	No Joint Venture	39
11.3	Governing Law	39
11.4	Time	40
11.5	Costs and Expenses	40
11.6	Survival	40
11.7	Invalidity	40
11.8	Notices	40
11.9	Press Releases	41
11.10	Amendments	41
11.11	Beneficiaries	41
11.12	Entire Agreement	41
11.13	Waivers	42
11.14	Assignment	42
11.15	Unenforceability	42
11.16	Counterparts	42

Schedule A		A-1

Schedule B		B-1

Schedule C		C-1

Schedule D		D-1

Schedule E		E-1

Schedule F		F-1

Schedule G		G-1

2

THIS PRECIOUS METALS PURCHASE AGREEMENT dated as of August 8, 2012

BETWEEN:

SILVER WHEATON CORP., a company existing under the laws of the Province of Ontario, Canada

(“Silver Wheaton”)

- and -

HUDSON BAY MINING AND SMELTING CO., LIMITED, a company existing under the federal laws of Canada

(the “Supplier”)

- and -

HUDBAY MINERALS INC., a company existing under the federal laws of Canada

(“Parent Company”)

WITNESSES THAT:

WHEREAS the Supplier has agreed to sell to Silver Wheaton, and Silver Wheaton has agreed to purchase from the Supplier, an amount of Refined Silver (as defined below) equal to the Payable Silver (as defined below), and an amount of Refined Gold (as defined below) equal to the Payable Gold (as defined below), subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS the Supplier is a wholly-owned subsidiary of Parent Company;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties (as defined below) hereto, the Parties mutually agree as follows:

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Agreement:

“2010 Credit Facilities” means the Supplier’s and Parent Company’s credit facility with the lenders party thereto from time to time and The Bank of Nova Scotia, as administrative agent, dated as of November 3, 2010, providing for a four year US$300 million revolving credit facility.

“Adverse Impact” means any effect, event, occurrence, amendment or other change that is reasonably likely to:

(i)                  result in a Supplier Event of Default;

(ii)               cause any significant decrease to or delay in the expected silver or gold production from the Mining Properties or otherwise decrease or delay the expected Payable Silver or Payable Gold in any significant respect; or

(iii)            materially limit, restrict or impair the ability of the Supplier or Parent Company to perform their respective obligations under this Agreement.

“Agreement” means this Precious Metals Purchase Agreement and all attached schedules, in each case as the same may be amended or modified from time to time in accordance with the terms hereof.

“Approvals” means all authorizations, licences, permits, concessions, franchises, consents, orders and other approvals required to be obtained from any person, including any federal, state, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court, stock exchange, or securities commission.

“Arbitration Rules” has the meaning set out in paragraph 1 of Annex I to Schedule G of this Agreement.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 7.1(c).

“Auditor’s Report” means a written report prepared by a national accounting firm in Canada that is independent of Parent Company, the Supplier and Silver Wheaton, is mutually agreeable to the Parties and has experience and expertise in determining the quantity of silver and gold mined, produced, extracted or otherwise recovered from mining projects.

“Bishopsgate Option Agreement” means the Bomber Lake Property option agreement dated September 19, 2011 between Hudson Bay Exploration and Development Company Limited and Bishopsgate Exploration Ltd.

“Books and Records” means the records, data, documentation, scientific and technical information, and other information relating to operations and activities with respect to the Mining Properties and the Mineral Processing Facility, including the mining and production of Minerals therefrom and the treatment, processing, milling, concentrating and transportation of Minerals and weight, moisture and assay certificates, and including the books and records contemplated in Section 6.2.

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of the Provinces of British Columbia, Manitoba or Ontario.

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person; or (ii) acquires control of the Subject Person; provided that a Change of Control shall not include any transaction that results in: (A) a change in the beneficial share ownership of a person, or acquisition of control of a person, if a majority of that person’s voting shares were listed on a public exchange immediately prior to such transaction and, for greater certainty, shall not include any transaction that results in a change in the beneficial share ownership, or acquisition of control, of a person that directly or indirectly controls the Subject Person, if a majority of that controlling person’s voting shares were listed on a public exchange immediately prior to such transaction, or (B) the Subject Person (if a Hudbay Group Entity) continuing to be, directly or indirectly, wholly-owned by Parent Company.

“Closing Date” means September 7, 2012, or such other date as the Parties may agree.

“Collateral” means Supplier Collateral, the Subsidiary Collateral and assets charged under the Assignment, Subordination and Postponement of Claims.

“Completion” has the meaning set out in the Constancia Silver Purchase Agreement.

“Confidential Information” has the meaning set out in Section 5.5(a).

“Constancia Silver Purchase Agreement” means the Silver Purchase Agreement dated the date hereof between Hudbay (BVI) Inc., Silver Wheaton (Caymans) Ltd., and Parent Company.

“Deposit” means the sum of the amounts that have actually been advanced by Silver Wheaton to the Supplier pursuant to Sections 3.2 and 3.6.

“Deposit Reduction Period” means any period during which the Deposit has been reduced to nil in accordance with the formula set out in Section 2.4.

“Disclosing Party” has the meaning set out in Section 5.5(a).

“Dispute” means any and all claims, controversies, or disputes among the Parties arising out of or relating to the validity, construction, interpretation, meaning, performance, effect or breach of this Agreement or the rights and liabilities arising hereunder.

“Dispute Notice” has the meaning set out in Section 9.7(a).

“Disputed Report” has the meaning set out in Section 9.7.

“Distribution” means, with respect to the Supplier, any payment, directly or indirectly, by the Supplier of any:

(i)      dividend in cash or other property or assets or return of any capital to any of its affiliates;

(ii)     management fee paid or comparable payment to any affiliate of the Supplier or to any director or officer of the Supplier or affiliate of the Supplier, or to any person not dealing at arm’s length with the Supplier or affiliate, director or officer; or

(iii)    indebtedness owing by the Supplier to an obligor that is an affiliate by way of intercompany debt or otherwise.

“Effective Date” means August 1, 2012.

“Encumbrances” means all mortgages, charges, assignments by way of security, hypothecs, pledges, security interests, liens and other encumbrances of every nature and kind.

“Financing” means any indebtedness for borrowed money of, or lending facility or other financing arrangement in favour of, any Hudbay Group Entity that is secured by all or any part of the Project Assets.

“Gold Fixed Price” means:

(i)                 during the Initial Term, $400 plus, commencing on the third anniversary of the Effective Date and upon each anniversary of the Effective Date thereafter until the expiry of the Initial Term, an increase of one percent per annum (compounded); and

(ii)              for the remainder of the term of this Agreement, $550 plus, commencing on the first anniversary of the Effective Date after this paragraph (ii) comes into effect and upon each anniversary of the Effective Date thereafter, an increase of one percent per annum (compounded).

“Gold Market Price” means, with respect to any day, the per ounce gold afternoon (p.m.) fixing price in U.S. dollars quoted by the London Bullion Market Association on such day or the immediately preceding trading day if such day is not a trading day; provided that, if for any reason, the London Bullion Market Association is no longer in operation or the price of gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association on such trading day, the Gold Market Price shall be determined by reference to the price of gold on another commercial exchange mutually acceptable to the Parties, acting reasonably.

“Gold Purchase Price” has the meaning set out in Section 2.4(b).

“Governmental Authority” means any federal, state, provincial, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court or securities commission.

“Hudbay Group Entity” means the Hudbay PMPA Entities and any of their respective affiliates.

“Hudbay PMPA Entity” means the Supplier, Hudson Bay Exploration and Development Company Limited, HudBay Marketing & Sales Inc., any other subsidiary of the Supplier (now or hereafter incorporated) that acquires all or any part of the Mining Properties or the Mineral Processing Facility pursuant to Section 6.7(d), and Parent Company or any subsidiary of Parent Company (now or hereafter incorporated) that acquires all or any part of the Mining Properties or the Mineral Processing Facility pursuant to section 6.7(d).

“including” or “includes” means including without limitation or includes without limitation.

“Initial Term” has the meaning set out in Section 4.1.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)                 proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)              a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)           it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless such assignment or appointment is dismissed within 60 days of commencement of such proceeding; or

(iv)          a resolution is passed for the receivership, winding-up or liquidation of it.

“Lenders” means any person that provides any Financing, excluding any Hudbay Group Entity.

“Lender Event” means (i) an event of default under any Financing resulting in an acceleration of payment obligations under the Financing or (ii) any action is taken by a person to enforce any Encumbrance (other than an Encumbrance set out in clauses (vi) or (vii) of the definition of “Permitted Encumbrances”) in, over or against any of the Collateral or any of the Project Assets, which, if successful, would result in an Adverse Impact or adversely affect in any significant respect any Collateral or Security Agreement.

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgment and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise).

“Material Contracts” means any contract or agreement entered into by a Hudbay Group Entity that is material to the operation of the Project Assets and that would have an Adverse Impact if it was terminated or suspended or any party thereto failed to perform its obligations thereunder.

“Mineral Processing Facility” means the Supplier’s ore concentrator located in Flin Flon, Manitoba and any other mill or other processing facility owned or operated or both by any Hudbay Group Entity located on the Mining Properties and at which Minerals are processed except the zinc plant located in Flin Flon, Manitoba.

“Minerals” means any and all marketable metal bearing material in whatever form or state (including Produced Silver and Produced Gold) that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

“Mining Properties” means the mining claims, mineral leases, Order-in-Council leases, mining concessions and other mining rights and interests listed in Schedule A attached hereto, including all buildings, structures, improvements, appurtenances and fixtures that form part of the Supplier’s mine known as 777, whether created privately or through the actions of any Governmental Authority having jurisdiction, and including any extension, renewal, replacement, conversion or substitution of any such mining claims, mineral leases, Order-in-Council leases, mining concessions and other mining rights and interests. The Mining Properties are depicted in the map attached as Schedule B.

“Monthly Report” means a written report (which report may use metric or imperial measurements), in relation to any calendar month, detailing:

(i)                                 the types (e.g. sulphides or oxides), tonnages and head grades of ore mined from the Mining Properties during such calendar month;

(ii)                              the types, tonnages and grades of ore processed from the Mining Properties during such calendar month;

(iii)                           with respect to any Mineral Processing Facility, the types of product produced (i.e., concentrate or doré), tonnages and concentrate grades during such calendar month and the resulting recoveries;

(iv)                            the number of ounces of silver and gold contained in the product produced (i.e., doré or concentrate) during such calendar month in respect of which Supplier reasonably expects to receive an Offtaker Payment which would give rise to Payable Silver or Payable Gold;

(v)                               the tonnes and silver and gold grade of any product delivered or shipped offsite by Offtaker Delivery during such calendar month in respect of which Supplier reasonably expects to receive an Offtaker Payment which would give rise to Payable Silver or Payable Gold;

(vi)                            the tonnes and silver and gold grade of any product contained in each Offtaker Delivery during such calendar month in respect of which Supplier received an Offtaker Payment which gave rise to Payable Silver or Payable Gold;

(vii)                         the number of ounces of silver and gold contained in each Offtaker Delivery in respect of which an Offtaker Payment was received during that calendar month which gave rise to Payable Silver or Payable Gold, prior to any Offtaker Charges or payable rates;

(viii)                      the amount of Payable Silver and Payable Gold for that calendar month by Offtaker Delivery;

(ix)                            a reconciliation between (vii) and (viii), including details regarding payable rates and provisional percentages;

(x)                               stockpile of saleable product in respect of which Supplier reasonably expects to receive an Offtaker Payment that is reasonably expected to result in Payable Silver or Payable Gold (tonnage, moisture content and grade) not yet subject to an Offtaker Delivery;

(xi)                            the most recent update to the forecast of production of Produced Minerals or Payable Silver and Payable Gold to the extent such forecast has been updated by the Supplier or Parent Company from the forecast most recently provided to Silver Wheaton, and the related assumptions as set out in Section 5.1(b) to the extent also updated, provided that such report is not required to be provided more than once per calendar quarter; and

(xii)                         such other information in respect of Produced Minerals as may be reasonably requested by Silver Wheaton.

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“Offtake Agreement” means any agreement entered into by a Hudbay Group Entity in respect of: (i) the sale of Produced Silver or Produced Gold to a counterparty; or (ii) the smelting, refining or other beneficiation of Produced Silver or Produced Gold by a counterparty for the benefit of a Hudbay Group Entity, as the same may be supplemented, amended, restated or superseded from time to time.

“Offtaker” means (i) any person other than an affiliate of the Supplier, that purchases Minerals from a Hudbay Group Entity, or (ii) any person that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of a Hudbay Group Entity, both pursuant to an Offtake Agreement; provided that, if a Hudbay Group Entity smelts, refines or beneficiates such Minerals, then Offtaker shall mean such Hudbay Group Entity.

“Offtaker Charges” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise.

“Offtaker Delivery” means the delivery of Produced Silver or Produced Gold to an Offtaker, which for greater certainty, shall not include any deliveries of Produced Gold or Produced Silver to persons subsequent to the first Offtaker acquiring such Produced Gold or Produced Silver.

“Offtaker Payment” means (i) with respect to Minerals purchased by an Offtaker from a Hudbay Group Entity, the receipt by a Hudbay Group Entity of payment or other consideration from the Offtaker in respect of any Produced Silver or Produced Gold; and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of a Hudbay Group Entity, the receipt by a Hudbay Group Entity of Refined Silver or Refined Gold in accordance with the applicable Offtake Agreement; provided that, if a Hudbay Group Entity is the Offtaker, then Offtaker Payment shall mean the creation of Refined Silver or Refined Gold from the smelting, refining or beneficiating of any Produced Silver or Produced Gold, respectively.

“Other Minerals” means ores or other minerals mined, produced, extracted or otherwise recovered from properties that are not one of or do not constitute part of the Mining Properties.

“Overdue Gold Ounces” means the balance, from time to time, if any, of the number of ounces of Refined Gold that Supplier has a current obligation to deliver to Silver Wheaton in accordance with this Agreement but has not yet done so.

“Overdue Silver Ounces” means the balance, from time to time, if any, of the number of ounces of Refined Silver that Supplier has a current obligation to deliver to Silver Wheaton in accordance with this Agreement but has not yet done so.

“Parties” means Silver Wheaton, Parent Company and the Supplier.

“Payable Gold” means:

(i)                     100% of the Produced Gold contained in each Offtaker Delivery occurring from and after the Effective Date and prior to the earlier of the Payable Gold Reduction Date and the termination of this Agreement; and

(ii)                  50% of the Produced Gold contained in each Offtaker Delivery occurring from and after the Payable Gold Reduction Date until the termination of this Agreement;

in each case (prior to any Offtaker Charges) reduced in accordance with the requirements set out in Schedule C.

“Payable Gold Reduction Date” means the later of:

(i)                     December 31, 2016; and

(ii)                  the date on which Completion is achieved provided that the Constancia Silver Purchase Agreement has not been terminated prior to such date;

provided that, if Completion is not achieved by the expiry of the Initial Term, then the Payable Gold Reduction Date shall occur on the date on which the Initial Term expires.

“Payable Silver” means 100% of the Produced Silver contained in each Offtaker Delivery occurring from and after the Effective Date until the termination of this Agreement (prior to any Offtaker Charges) reduced in accordance with the requirements set out in Schedule C.

“Permitted Distributions” means any payment of Distributions required to satisfy any obligation under the terms of a Financing as a result of any affiliates of the Supplier not otherwise having sufficient funds to satisfy such obligation.

“Permitted Encumbrances” means any Encumbrance in respect of the Project Assets constituted by the following:

(i)                     inchoate or statutory liens for Taxes, assessments, royalties, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(ii)                  any reservations, or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Mining Properties or comprising the Mining Properties;

(iii)               minor discrepancies in the legal description or acreage of or associated with the Mining Properties or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Mining Properties for the purpose of conducting and carrying out mining operations thereon;

(iv)              rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of Mining Properties, which do not in the aggregate materially detract from the use of the Mining Properties for the purpose of conducting and carrying out mining operations thereon;

(v)                 Aboriginal or First Nations claims to title or other rights or interests in and to any of the Mining Properties or the lands associated with the Mining Properties;

(vi)              equipment leases or purchase money security interests with a value of less than $50,000,000 in the aggregate;

(vii)           liens not otherwise herein expressly permitted incurred in the ordinary course of business of the Supplier with respect to obligations that do not exceed $25,000,000 at any one time outstanding;

(viii)        liens or other rights granted by a Hudbay Group Entity to secure performance of statutory obligations or regulatory requirements (including reclamation obligations);

(ix)              encumbrances related to the Net Profits Interest and Royalty Agreement dated as of January 1, 1988 between the Supplier, Hudson Bay Exploration and Development Company Limited and Consolidated Callinan Flin Flon Mines Limited;

(x)                 encumbrances related to the Bishopsgate Option Agreement;

(xi)              rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances or other restrictions as to the use of the Mining Properties, which do not in the aggregate materially detract from the use of the Mining Properties by the Supplier for the purpose of conducting and carrying out mining operations thereon;

(xii)           encumbrances as security for the payment and performance, when due, of obligations granted pursuant to the 2010 Credit Facilities;

(xiii)        encumbrances as security for the payment and performance, when due, of obligations granted in accordance with Section 7.2; and

(xiv)       encumbrances as security for the payment and performance, when due of obligations granted in accordance with Section 6.8(b).

“person” means and includes a Party, individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

“PMPA Obligations” means all present and future debts, liabilities and obligations of the Supplier to Silver Wheaton under or in connection with this Agreement.

“Prime” means the variable annual reference rate of interest from time to time established by The Bank of Nova Scotia as its “US Base Rate” of interest for commercial loans in Canada denominated in United States dollars (provided that, if, for any reason, The Bank of Nova Scotia is no longer in operation then one of the three largest chartered Canadian banks (based on assets), at the sole discretion of Silver Wheaton, shall be substituted therefor and this definition shall apply mutatis mutandis to such substitute bank).

“Prior Ranking Permitted Encumbrances” means items (i) to (xiii) of the definition of Permitted Encumbrances.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

“Produced Minerals” means Produced Gold and Produced Silver.

“Produced Silver” means any and all silver in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any silver derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including silver contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

“Project Assets” means the Mining Properties and the Mineral Processing Facility and all other present and after acquired real or personal property, principally used or acquired for use by any Hudbay Group Entity in connection with the mining, production or extraction of the Minerals.

“Receiving Party” has the meaning set out in Section 5.5(a).

“Refined Gold” means marketable metal bearing material in the form of gold that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold.

“Refined Silver” means marketable metal bearing material in the form of silver that is refined to standards meeting or exceeding 999 parts per 1,000 fine silver.

“Relevant Jurisdictions” has the meaning set out in Section 3.2(c).

“Reserves” means proven and probable reserves as defined and incorporated under NI 43-101.

“Resources” means indicated, inferred and measured resources as defined and incorporated under NI 43-101.

“ROFR Interest” means:

(i)                 the payment of any consideration measured, quantified or calculated based on, in whole or in part, any Produced Silver or Produced Gold; or

(ii)              the sale of any Produced Silver or Produced Gold;

pursuant to:

(iii)           an agreement which provides for a transaction structure that is similar in nature to this Agreement having a term of more than one year; or

(iv)          an agreement which does not provide for a transaction structure that is similar in nature to this Agreement, but has an economic impact that is similar to this Agreement (which includes a royalty interest payable on any Produced Mineral );

but shall not include any such sale or royalty to, in favour of, imposed by or required by any Governmental Authority.

“ROFR Offer” has the meaning set out in Section 6.10(a).

“Secured Party” has the meaning set out in Section 6.8.

“Security Agreements” means, collectively, the Supplier Security Agreements, the Subsidiary Security Agreements and the Assignment, Subordination and Postponement of Claims.

“Silver Fixed Price” means:

(i)                during the Initial Term, $5.90 plus, commencing on the third anniversary of the Effective Date and upon each anniversary of the Effective Date thereafter until the expiry of the Initial Term, an increase of one percent per annum (compounded); and

(ii)             for the remainder of the term of this Agreement, $9.90 plus, commencing on the first anniversary of the Effective Date after this paragraph (ii) comes into effect and upon each anniversary of the Effective Date thereafter, an increase of one percent per annum (compounded).

“Silver Market Price” means, with respect to any day, the per ounce silver fixing price in U.S. dollars quoted by the London Bullion Market Association on such day or the immediately preceding trading day if such day is not a trading day; provided that if for any reason, the London Bullion Market Association is no longer in operation or the price of silver is not confirmed, acknowledged by or quoted by the London Bullion Market Association on such trading day, the Silver Market Price shall be determined by reference to the price of silver on another commercial exchange mutually acceptable to the Parties, acting reasonably.

“Silver Purchase Price” has the meaning set out in Section 2.4(a).

“Silver Wheaton Security” means the charges and security interests granted in favour of Silver Wheaton pursuant to the Security Agreements.

“subsidiary” means a person that is controlled directly or indirectly by another person and includes a subsidiary of that subsidiary.

“Subsidiary Collateral” has the meaning set out in Section 7.1(b).

“Subsidiary Security Agreements” has the meaning set out in Section 7.1(b).

“Supplier Event of Default” has the meaning set out in Section 9.1.

“Supplier Collateral” has the meaning set out in Section 7.1(a).

“Supplier Security Agreements” has the meaning set out in Section 7.1(a).

“SW Event of Default” has the meaning set out in Section 9.4.

“Tax” or “Taxes” means all taxes, assessments and other governmental charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any federal, provincial, state or local government, or any agency or political subdivision of any such government, which taxes shall include all income or profits taxes (including federal, provincial and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing.

“Third Party Agreement” has the meaning set out in Section 6.10(c).

“Third Party Offer” has the meaning set out in Section 6.10(a).

“Time of Delivery” has the meaning set out in Section 2.2(d).

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Authority, whether voluntary or involuntary).

“Vendor” has the meaning set out in Section 6.10(a).

1.2                               Affiliates

A person is an affiliate of another person if one of them is the subsidiary of the other, or each of them is controlled by the same person.

1.3                               Control

A person (first person) is considered to control another person (second person) if:

(a)                                 the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(b)                                 the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(c)                                  the second person is a limited partnership and the general partner of the limited partnership is the first person.

1.4                               Statutory References

Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

1.5                               Headings

Headings of Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.6                               Construction

The Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

1.7                               Plural, Gender

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.8                               Days

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

1.9                               Dollar Amounts

Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

1.10                        Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A	-	Mining Properties

Schedule B	-	Map of Mining Properties

Schedule C	-	Determination of Payable Silver and Payable Gold

Schedule D	-	Corporate Structure and Organization Chart

Schedule E	-	Representations and Warranties of the Supplier and Parent Company

Schedule F	-	Representations and Warranties of Silver Wheaton

Schedule G	-	Inter-creditor Terms

ARTICLE 2

PURCHASE AND SALE

2.1                               Purchase and Sale

(a)                                 Subject to and in accordance with the terms of this Agreement, from and after the Effective Date, the Supplier hereby agrees to sell to Silver Wheaton, and Silver Wheaton hereby agrees to purchase from the Supplier: (i) an amount of Refined Silver equal to the Payable Silver, free and clear of all Encumbrances; and (ii) an amount of Refined Gold equal to the Payable Gold, free and clear of all Encumbrances.  For greater certainty, Payable Silver and Payable Gold shall not be reduced for, and Silver Wheaton shall not be responsible for any Offtaker Charges, all of which shall be for the account of the Supplier.

(b)                                 The Supplier’s obligation to sell and deliver Refined Silver and Refined Gold to Silver Wheaton shall be solely to sell and deliver Refined Silver and Refined Gold in a manner and in an amount determined in accordance with the terms of this Agreement.

2.2                               Delivery Obligations

(a)                                 Subject to Section 2.2(b), within five Business Days of each Offtaker Payment, the Supplier shall sell and deliver to Silver Wheaton Refined Silver and Refined Gold in an amount equal to the Payable Silver and the Payable Gold in the Offtaker Delivery to which such Offtaker Payment relates.

(b)                                 In the event an Offtaker Payment consists of a provisional payment that may be adjusted upon final settlement of an Offtaker Delivery, then:

(i)                                    the Supplier shall sell and deliver to Silver Wheaton, within five Business Days of such provisional Offtaker Payment, Refined Silver and Refined Gold in an amount equal to: (1) the percentage paid on a provisional basis, such percentage being equal to the amount of such Offtaker Payment divided by the total value of the Minerals determined on a provisional basis (determined in accordance with the applicable Offtake Agreement and after any Offtaker Charges other than deductions on account of the Offtaker Payment being made on a provisional basis) contained in such Offtaker Delivery; multiplied by (2) the Payable Silver and the Payable Gold contained in such Offtaker Delivery, which, for greater certainty, shall be reported in accordance with the provisions of Section 2.3; and

(ii)                                 within five Business Days of the date of final settlement of the Offtaker Delivery with the Offtaker, the Supplier shall sell and deliver to Silver Wheaton Refined Silver and Refined Gold in an amount, if positive, equal to the Payable Silver and the Payable Gold determined pursuant to the final settlement, less the number of ounces of Refined Silver and Refined Gold previously delivered to Silver Wheaton in respect of such Offtaker Delivery pursuant to Section 2.2(b)(i), which for greater certainty, shall be reported in accordance with the provisions of Section 2.3.  If such difference is negative, then: (1) the Supplier shall be entitled to set off and deduct such excess amount of Refined Silver and Refined Gold from the next required deliveries of Refined Silver and Refined Gold by the Supplier to Silver Wheaton under this Agreement, or if no such further deliveries are to be made, Silver Wheaton shall within five Business Days pay the applicable Silver Purchase Price or Gold Purchase Price in respect of any excess ounces delivered to the extent not already paid; and (2) any Silver Purchase Price or Gold Purchase Price paid by Silver Wheaton in respect of such excess amount of Refined Silver and Refined Gold shall be an amount owing by the Supplier to Silver Wheaton, which amount shall be set off and deducted from the payment for the next required deliveries of Refined Gold and Refined Silver, if any, by the Supplier to Silver Wheaton under this Agreement.

(c)                                  The obligations in Sections 2.1(a), 2.2(a) and (b) are conditional upon the satisfaction and fulfilment of the conditions set forth in Section 3.2 (or the waiver thereof by Silver Wheaton).  Any Refined Silver and Refined Gold that would have been sold and delivered by the Supplier to Silver Wheaton under Sections 2.1(a), 2.2(a) and (b) between the Effective Date and the Closing Date had such conditions been satisfied as of the Effective Date, shall be sold and delivered to Silver Wheaton within five Business Days after the Closing Date.

(d)                                 The Supplier shall sell and deliver to Silver Wheaton all Refined Silver and Refined Gold to be sold and delivered under this Agreement by way of credit to the metal account designated by Silver Wheaton with a bank located in London, England, or such other location specified by Silver Wheaton from time to time on two Business Days’ prior written notice and consented to by the Supplier, such consent not to be unreasonably withheld.  Delivery of Refined Silver or Refined Gold to Silver Wheaton shall be deemed to have been made at the time Refined Silver or

Refined Gold is credited to the designated metal account of Silver Wheaton (the “Time of Delivery”). Title to, and risk of loss of, Refined Silver and Refined Gold shall pass from the Supplier to Silver Wheaton at the Time of Delivery.  All costs and expenses pertaining to each delivery of Refined Silver and Refined Gold shall be borne by the Supplier.

(e)                                  The Supplier represents, warrants and covenants that, at each Time of Delivery:

(i)                                  it is the legal and beneficial owner of the Refined Silver and Refined Gold delivered and credited to the designated metal account of Silver Wheaton;

(ii)                               it has good, valid and marketable title to such Refined Silver and Refined Gold; and

(iii)                            such Refined Silver and Refined Gold are free and clear of all Encumbrances.

2.3                               Invoicing

(a)                                 The Supplier shall notify Silver Wheaton in writing at least one Business Day before any delivery and credit to the account of Silver Wheaton of:

(i)                                  the number of ounces of Refined Silver and Refined Gold to be delivered and credited; and

(ii)                               the estimated date and time of delivery and credit.

(b)                                 At the Time of Delivery, the Supplier shall deliver to Silver Wheaton an invoice setting out:

(i)                                  the number of ounces of Refined Silver and Refined Gold so credited;

(ii)                               the Silver Purchase Price for such Refined Silver; and

(iii)                            the Gold Purchase Price for such Refined Gold.

2.4                               Purchase Price

(a)                                 From and after the Effective Date, Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Silver sold and delivered by the Supplier to Silver Wheaton under this Agreement (the “Silver Purchase Price”) equal to:

(i)                                  during any period other than a Deposit Reduction Period, the Silver Market Price on the day immediately prior to the Time of Delivery; provided that if the Silver Market Price is greater than the Silver Fixed Price, then an amount equal to the Silver Fixed Price will be payable in cash and the difference between the Silver Market Price and the Silver Fixed Price shall be payable by crediting such amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

(ii)                               during any Deposit Reduction Period, the lesser of the Silver Fixed Price and the Silver Market Price on the day immediately prior to the Time of Delivery, payable in cash.

To the extent that additional Deposit payments are made in accordance with Section 3.5 following one or more Deposit Reduction Periods, the Silver Purchase Price for each ounce of Refined Silver sold and delivered by the Supplier to Silver Wheaton during such Deposit

Reduction Periods shall, for the purposes of computing the uncredited balance of the Deposit, be recalculated as though the additional Deposit payment had been paid to Supplier on the Closing Date.

(b)                                 From and after the Effective Date, Silver Wheaton shall pay to the Supplier a purchase price for each ounce of Refined Gold sold and delivered by the Supplier to Silver Wheaton under this Agreement (the “Gold Purchase Price”) equal to:

(i)                                    during any period other than a Deposit Reduction Period, the Gold Market Price on the day immediately prior to the Time of Delivery; provided that if the Gold Market Price is greater than the Gold Fixed Price, then an amount equal to the Gold Fixed Price will be payable in cash and the difference between the Gold Market Price and the Gold Fixed Price shall be payable by crediting such amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

(ii)                                 during any Deposit Reduction Period, the lesser of the Gold Fixed Price and the Gold Market Price on the day immediately prior to the Time of Delivery, payable in cash.

To the extent that additional Deposit payments are made in accordance with Section 3.5 following one or more Deposit Reduction Periods, the Gold Purchase Price for each ounce of Refined Gold sold and delivered by the Supplier to Silver Wheaton during such Deposit Reduction Periods shall, for the purposes of computing the uncredited balance of the Deposit, be recalculated as though the additional Deposit payment had been paid to Supplier on the Closing Date.

2.5                               Payment

Payment by Silver Wheaton for each delivery of Refined Silver and Refined Gold shall be made promptly and in any event not later than five Business Days after the Time of Delivery.

ARTICLE 3

DEPOSIT

3.1                               Deposit

In consideration for the sale and delivery of Refined Silver and Refined Gold by the Supplier to Silver Wheaton under and pursuant to the terms of this Agreement, Silver Wheaton hereby agrees to pay to the Supplier the Deposit in cash against the Silver Purchase Price and Gold Purchase Price but otherwise free of Encumbrances, payable in accordance with Sections 3.2 and 3.5.  No interest will be payable by the Supplier on or in respect of the Deposit except as expressly provided in this Agreement.  Silver Wheaton will not be entitled to demand repayment of the Deposit except to the extent expressly set forth in this Agreement.

3.2                               Conditions Precedent to Payment of Deposit

Silver Wheaton shall pay $455,100,000 of the Deposit to the Supplier on the Closing Date after the satisfaction and fulfilment of each of the following conditions on or prior to the Closing Date:

(a)                                 each entity that is, as at the Closing Date, a Hudbay PMPA Entity shall deliver to Silver Wheaton a certificate of status, good standing or compliance (or equivalent) for each such Hudbay PMPA

Entity, each issued by the relevant Governmental Authority dated no earlier than two (2) Business Days prior to the Closing Date;

(b)                                 Parent Company and the Supplier shall execute and deliver to Silver Wheaton a certificate of a senior officer of each entity that is, as at the Closing Date, a Hudbay PMPA Entity, in form and substance satisfactory to Silver Wheaton, acting reasonably, as to the constating documents of each such Hudbay PMPA Entity, the resolutions of the board of directors or other comparable authority of each such Hudbay PMPA Entity authorizing the execution, delivery and performance of this Agreement and the Security Agreements to which it is a party and the transactions contemplated hereby and thereby, the names, positions and true signatures of the persons authorized to sign this Agreement and the Security Agreements to which it is a party, and such other matters pertaining to the transactions contemplated hereby as Silver Wheaton may reasonably require;

(c)                                  Parent Company and the Supplier shall deliver to Silver Wheaton the Security Agreements executed by the Hudbay PMPA Entities to which they are a party and make, or arrange for, all such registrations, filings and recordings in all such jurisdictions (collectively, the “Relevant Jurisdictions”), and shall do all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Silver Wheaton Security;

(d)                                 Parent Company and the Supplier shall deliver to Silver Wheaton favourable opinions, in form and substance satisfactory to Silver Wheaton, acting reasonably, from external legal counsel to the Hudbay PMPA Entities as to, among other things: (1) the legal status of the Hudbay PMPA Entities; (2) the authority of the Hudbay PMPA Entities to execute and deliver this Agreement and the Security Agreements to which they are a party; (3) the execution and delivery of this Agreement and the Security Agreements to which the Hudbay PMPA Entities are a party and the enforceability thereof against the Hudbay PMPA Entities; (4) the registrations, filings and recordings made in all Relevant Jurisdictions to create, perfect and otherwise preserve the Silver Wheaton Security; (5) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with the Silver Wheaton Security; and (6) title to the Mining Properties;

(e)                                  Parent Company and the Supplier shall execute and deliver to Silver Wheaton a certificate of a director or senior officer of each such entity, in form and substance satisfactory to Silver Wheaton, acting reasonably, certifying that, on and as of the Closing Date:

(i)                                    all of the representations and warranties made by each Hudbay PMPA Entity pursuant to this Agreement and each Security Agreement to which it is a party are true and correct in all material respects as of such date; and

(ii)                                 none of the Hudbay PMPA Entities are in breach or default and there is no Supplier Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a breach, default or Supplier Event of Default) under this Agreement or any Security Agreement to which it is a party;

(f)                                   the Supplier shall deliver, and Silver Wheaton shall approve, a Commingling Plan in accordance with Section 6.2 hereof;

(g)                                  Parent Company and Supplier shall deliver to Silver Wheaton all Approvals required to be obtained by any Hudbay Group Entity under the 2010 Credit Facilities, in form and substance satisfactory to the Parties, each acting reasonably; and

(h)                                 Silver Wheaton shall enter into an inter-creditor agreement with the lenders party to the 2010 Credit Facilities, or any replacement thereof, on the principal terms and conditions set out in Schedule G.

3.3                               Conditions Precedent in Favour of the Supplier

The Supplier shall not be obliged to perform its obligations under Section 2.1(a) or 2.2(a) or Article 5 until after the satisfaction and fulfilment of each of the following conditions on or prior to the Closing Date:

(a)                                 Silver Wheaton shall deliver to the Supplier a certificate of status, good standing or compliance (or equivalent) for Silver Wheaton issued by the relevant Governmental Authority dated no earlier than two (2) Business Days prior to the Closing Date;

(b)                                 Silver Wheaton shall execute and deliver to the Supplier a certificate of a senior officer, in form and substance satisfactory to the Supplier, acting reasonably, as to the constating documents of Silver Wheaton; the resolutions of the board of directors of Silver Wheaton, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement on behalf of Silver Wheaton; and such other matters pertaining to the transactions contemplated hereby as the Supplier may reasonably require;

(c)                                  Silver Wheaton shall deliver to the Supplier favourable opinions, in form of substance satisfactory to the Supplier, acting reasonably, from external legal counsel to Silver Wheaton as to: (i) the legal status of Silver Wheaton; (ii) the corporate power and authority of Silver Wheaton to execute, deliver and perform this Agreement; and (iii) the execution and delivery of this Agreement and the enforceability of this Agreement against Silver Wheaton;

(d)                                 Silver Wheaton shall execute and deliver to the Supplier a certificate of a director or senior officer of Silver Wheaton, in form and substance satisfactory to the Supplier, acting reasonably, certifying that, on and as of the Closing Date:

(i)                                    all of the representations and warranties made by Silver Wheaton pursuant to this Agreement are true and correct in all material respects as of such date; and

(ii)                                 Silver Wheaton is not in breach or default and there is no SW Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a breach, default or SW Event of Default) under this Agreement;

(e)                                  the Supplier shall deliver, and Silver Wheaton shall approve, a Commingling Plan in accordance with Section 6.2 hereof;

(f)                                   Silver Wheaton shall enter into an inter-creditor agreement with the lenders party to the 2010 Credit Facilities, or any replacement thereof, on the principal terms and conditions set out in Schedule G; and

(g)                                  Parent Company and the Supplier shall deliver to Silver Wheaton all Approvals required to be obtained by any Hudbay Group Entity under the 2010 Credit Facilities, in form and substance satisfactory to the Parties, each acting reasonably.

3.4                               Satisfaction of Conditions Precedent

(a)                                 Each Party shall use all reasonable commercial efforts and take all reasonable commercial action as may be necessary or advisable to satisfy and fulfil all the conditions precedent set forth in this Article 3 as promptly as reasonably practicable.  The Parties will co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)                                 If the conditions set forth in Section 3.2 have not been satisfied on or before the date that is 60 days after the Effective Date, then Silver Wheaton shall have the right to terminate this Agreement upon 10 days prior written notice to the Supplier without any liability; provided that each Party shall continue to be liable for any breach of this Agreement that occurred prior to such termination.  Each of the conditions set forth in Section 3.2 is for the exclusive benefit of Silver Wheaton and may only be waived by it in its sole discretion.

(c)                                  If the conditions set forth in Section 3.3 have not been satisfied on or before the date that is 60 days after the Effective Date, then the Supplier shall have the right to terminate this Agreement upon 10 days prior written notice to Silver Wheaton without any liability; provided that each Party shall continue to be liable for any breach of this Agreement that occurred prior to such termination.  Each of the conditions set forth in Section 3.3 is for the exclusive benefit of the Supplier and may only be waived by it in its sole discretion.

3.5                               Additional Deposit Payments

(a)                                 If Completion is not achieved by December 31, 2017, then Silver Wheaton shall pay $11,225,000 in cash to the Supplier as an additional portion of the Deposit within 30 days of such date.

(b)                                 If Completion is not achieved by December 31, 2018, then Silver Wheaton shall pay an additional $11,225,000 in cash to the Supplier as an additional portion of the Deposit within 30 days of such date.

(c)                                  If Completion is not achieved by December 31, 2019, then Silver Wheaton shall pay an additional $11,225,000 in cash to the Supplier as an additional portion of the Deposit within 30 days of such date.

(d)                                 If Completion is not achieved by December 31, 2020, then Silver Wheaton shall pay an additional $11,225,000 in cash to the Supplier as an additional portion of the Deposit within 30 days of such date.

If the Supplier is no longer an affiliate of Hudbay (BVI) Inc. (or its successor under the Constancia SPA) (the “Constancia Supplier”) and the amounts owing pursuant to Section 3.8 of the Constancia SPA have not been advanced at the time any payment is due under this Section 3.6, then Silver Wheaton shall not be obligated to make such payment.

3.6                               Use of Deposit

The Supplier may use the proceeds of the Deposit as it determines, in its sole discretion.

3.7                               Uncredited Deposit

If, by the expiry of the Initial Term, the Supplier has not sold and delivered to Silver Wheaton an amount of Refined Silver or Refined Gold sufficient to reduce the uncredited balance of the portion of the Deposit then paid to the Supplier to nil, as calculated in accordance with Section 2.4, then the Supplier shall pay such uncredited portion of the Deposit then paid to the Supplier to Silver Wheaton within 30 days of demand therefor.

ARTICLE 4

TERM

4.1                               Term

The term of this Agreement shall commence on the Effective Date and, subject to Sections 3.4, 9.2 and 9.5, shall continue until the date that is 40 years after the Effective Date (the “Initial Term”).  Silver Wheaton may terminate this Agreement at the end of the Initial Term by providing the Supplier and Parent Company, not less than 30 days prior to the expiry of the Initial Term, with written notice of its intention to terminate. If Silver Wheaton has not provided such notice prior to the expiry of the Initial Term, then this Agreement shall continue in full force and effect for successive ten year periods unless and until Silver Wheaton provides written notice to the Supplier and Parent Company terminating this Agreement at the end of the then current term; provided that if there has been no active mining operations at the Mining Properties during the last ten years of the Initial Term or during the entirety of any subsequent term, this Agreement shall terminate at the end of the then applicable term.

ARTICLE 5

REPORTING; BOOKS AND RECORDS

5.1                               Reporting Requirements

(a)                                 From and after the Effective Date, the Supplier shall deliver to Silver Wheaton a Monthly Report on or before the tenth Business Day after the last day of each calendar month, including, for greater certainty, for the calendar month during which the Effective Date occurred.

(b)                                 At least once every 12 months, and promptly whenever a material update to any life of mine plan in respect of the Mining Properties is adopted by management of any Hudbay PMPA Entity and any subsidiary of the Supplier, the Supplier shall provide to Silver Wheaton:

(i)                                    the annual production forecast for silver and gold from the Mining Properties during the upcoming calendar year (to be set out on a monthly basis) and the remaining life of mine thereafter (to be set out on a yearly basis);

(ii)                                 the amounts of Payable Silver and Payable Gold as forecast for the upcoming calendar year (to be set out on a monthly basis) and the remaining life of mine thereafter (to be set out on a yearly basis);

(iii)                              a list of assumptions used in developing the forecasts referred to in paragraphs (i) and (ii), including the types, tonnages, silver and gold grade and silver and gold recoveries of ore from the Mining Properties during the applicable forecast period in the case of the production forecast; and

(iv)                             a statement setting out the silver and gold Reserves and Resources for the Mining Properties and the assumptions used.

5.2                               Books and Records

The Supplier shall keep true, complete and accurate Books and Records.  The Supplier shall permit Silver Wheaton and its authorized representatives and agents to perform audits, reviews and other examinations of, its Books and Records from time to time, solely for the purpose of confirming compliance with the terms of this Agreement, including the determination of Payable Silver and Payable Gold, at mutually agreeable times during normal business hours and to obtain or make copies of such Books and Records.  For greater certainty, the Books and Records and all information derived therefrom shall be subject to Section 5.5 hereof.

5.3                               Technical Reports

(a)                                 Parent Company and the Supplier shall prepare technical reports on the Mining Properties in compliance with NI 43-101 as and when required by applicable laws.  Parent Company and the Supplier shall provide to Silver Wheaton an advance draft copy of any technical report on the Mining Properties prepared in compliance with NI 43-101 before it is filed on SEDAR or otherwise publicly announced, and in any event not less than five Business Days before it is so filed.  At the written request of Silver Wheaton and at Silver Wheaton’s cost, Parent Company and the Supplier shall use commercially reasonable efforts to provide to Silver Wheaton:

(i)                                    qualified persons consents, qualified persons certificates or other technical data, records or information pertaining to the Mining Properties in the possession or control of any Hudbay Group Entity;

(ii)                                 copies of any technical report and cause the authors of such technical report to have such technical report addressed directly to Silver Wheaton if Silver Wheaton is required to file such technical reports under NI 43-101; and

(iii)                              such other scientific and technical information as Silver Wheaton requests for purposes of Silver Wheaton:

(A)                               preparing a technical report on the Mining Properties in accordance with NI 43-101, and

(B)                               complying with Silver Wheaton’s disclosure obligations under applicable Canadian and U.S. securities laws.

Silver Wheaton shall provide to the Supplier an advance draft copy of any technical report on the Mining Properties prepared in compliance with NI 43-101 before it is filed on SEDAR or otherwise publicly announced, and in any event not less than five Business Days before it is so filed.

5.4                               Inspections

Subject at all times to the workplace rules and supervision of the Supplier, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Properties, the Supplier hereby grants to Silver Wheaton and its representatives and agents, at mutually agreeable times during normal business hours twice in each calendar year and at Silver Wheaton’s sole risk and expense, the right to access the Mining Properties and the Mineral Processing

Facility, in each case to monitor the Supplier’s compliance with the terms and conditions of this Agreement and to prepare technical reports in accordance with NI-43-101 and as otherwise required by applicable law.

5.5                               Confidentiality

(a)                                 Each Party agrees that it shall maintain as confidential and shall not disclose, and shall cause its affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, any information (whether written, oral or in electronic or other format) received or reviewed by such Party (a “Receiving Party”) from any other Party, its affiliates, employees, officers, directors, advisors, agents or representatives (a “Disclosing Party”) as a result of or in connection with this Agreement (“Confidential Information”), except in the following circumstances:

(i)                                    a Receiving Party may disclose Confidential Information to its professional advisors, including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, and other prospective acquisition or financing parties, provided each person to whom the Confidential Information is disclosed agrees to be bound by these terms of confidentiality and may only use such information for the limited purpose for which it was disclosed;

(ii)                                 subject to Sections 5.5(c) and 11.9, a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any applicable law or court order, its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, provided that the proposed disclosure is limited to factual matters and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled, including redacting all proprietary, structural or other confidential information of any Party prior to making such disclosure and only following the prior review of the Disclosing Party;

(iii)                              a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the source of such information is not known to the Receiving Party, after reasonable enquiry, to be bound by a confidentiality agreement or otherwise prohibited from transmitting the Confidential Information by a contractual, legal or fiduciary obligation;

(iv)                             with the approval of the Disclosing Party; and

(v)                                a Receiving Party may disclose Confidential Information to those of its and its affiliates’ directors, officers, employees and agents who need to have knowledge of the Confidential Information.

(b)                                 Each Party shall ensure that its and its affiliates’ employees, directors, officers and agents and those persons listed in Section 5.5(a)(i), where applicable, are made aware of this Section 5.5 and comply with the provisions of this Section 5.5.  Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons. In addition, each Party has the right to pursue causes of action or other acts against such persons.

(c)                                  Prior to filing this Agreement in any public registry, filing system or depository, including SEDAR, in order to comply with applicable securities and continuous disclosure laws, the filing Party shall consult with the other Parties with respect to any proposed redactions to the Agreement in compliance with applicable securities laws before it is filed in any such registry, filing system or depository.

ARTICLE 6

COVENANTS

6.1                               Conduct of Operations

All decisions regarding the Mining Properties and the Mineral Processing Facility, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, development and mining on the Mining Properties; (ii) leaching, milling, processing or extraction; (iii) subject to Section 6.2 materials to be introduced on or to the Mining Properties and the Mineral Processing Facility; and (iv) except as expressly provided in this Agreement, the sales of Minerals and terms thereof, shall be made by the Supplier in its sole discretion.  Notwithstanding the foregoing, the Supplier shall carry out and perform all mining operations and activities pertaining to or in respect of the Mining Properties and the Mineral Processing Facility in a commercially reasonable manner, and in material compliance with all applicable laws and in a manner that is not inconsistent with sound exploration, mining, processing, engineering and environmental practices prevailing in the mining industry.  In addition, the Supplier and Parent Company shall ensure that all cut-off grade, short term mine planning, long term mine planning and production decisions concerning the Mining Properties shall be based on the assumption that the Supplier has a full economic interest in all Produced Gold and Produced Silver, it being acknowledged by the Parties that gold and silver will represent by-products under substantially all mine plans in respect of the Mining Properties.  Silver Wheaton acknowledges that, except as provided in this Agreement and in the Security Agreements, it does not have any right, title or interest in or to the Mining Properties.

6.2                               Processing/Commingling

The Supplier may, and may cause each of its affiliates to, process Other Minerals through the Mineral Processing Facility in priority to, or commingle Other Minerals with, Minerals mined, produced, extracted or otherwise recovered from the Mining Properties, including the commingling of concentrates, provided: (i) the Supplier (or such affiliate) has adopted and employs commercially reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Materials and Produced Gold and Produced Silver for the purpose of determining the quantum of Produced Gold and Produced Silver; (ii) Silver Wheaton shall not be disadvantaged as a result of the processing of Other Minerals in priority to, or concurrently with, Produced Gold and Produced Silver, or the Supplier and Silver Wheaton, both acting reasonably, shall have entered into an agreement to compensate Silver Wheaton for any such disadvantage; (iii) Silver Wheaton has approved the Commingling Plan, such approval not to be unreasonably withheld; and (iv) the Supplier or such affiliate keeps all books, records, data, information and samples required by the Commingling Plan.

6.3                               Preservation of Corporate Existence

(a)                                 Subject to Section 6.3(b), each of Parent Company and the Supplier shall do all things necessary or advisable to maintain its corporate existence.

(b)                                 Subject to Section 6.7, Parent Company shall not consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction unless at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer, or continuance, the resulting, surviving or transferee entity assumes in favour of Silver Wheaton all the obligations of Parent Company under this Agreement.

(c)                                  Subject to Section 6.7, the Supplier shall not consolidate, amalgamate with, or merge with or into, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction, unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or continuance, the resulting, surviving or transferee entity assumes in favour of Silver Wheaton all the obligations of the Supplier under this Agreement and any Security Agreement to which the Supplier is a party.

6.4                               Adverse Impact to Payable Silver and Payable Gold

The Supplier shall, to the extent it is reasonably able to, notify Silver Wheaton regarding any matter concerning the Mining Properties that has or is reasonably likely to have an Adverse Impact.  The Supplier shall seek to comply with this Section 6.4, to the extent commercially reasonable, prior to any public announcement regarding the matter.

6.5                               Owner of Project Assets

(a)                                 Subject to Sections 6.3 and 6.7 and except as provided in Sections 6.5(b) and 6.8, the Supplier and its subsidiaries that are Hudbay PMPA Entities shall be the only legal and beneficial owners of the Project Assets, and Parent Company and the Supplier shall ensure that no person other than the Supplier and its subsidiaries hold or acquire any ownership right, as applicable, or title in or to the Project Assets.  Subject to the last paragraph of Section 6.7, the Supplier shall maintain, or cause to be maintained, the Mining Properties in good standing and, in all material respects, all Approvals related thereto.  Notwithstanding the foregoing, this Section 6.5 shall not restrict any leased personal property (provided that the lessee is the Supplier or any of its subsidiaries) or personal property that is equipment that is obsolete or no longer in use under the mine plan.

(b)                                 Pursuant to the Bishopsgate Option Agreement, Bishopsgate Exploration Ltd. beneficially owns certain of the Mining Properties in respect of which the Supplier or its subsidiaries has an interest.  Bishopsgate Exploration Ltd., or any other person to whom it may Transfer the Mining Properties that are the subject of the Bishopsgate Option Agreement, may become the sole legal and beneficial owner of such Mining Properties following the termination without exercise of such option, the discretion of which to so exercise or terminate such option being that of the Hudbay PMPA Entity a party thereto, in its sole discretion, acting commercially reasonably.

6.6                               Insurance

(a)                                 The Supplier shall maintain (or shall cause to be maintained) with reputable insurance companies, insurance (including business interruption insurance) with respect to the Project Assets and the operations of the Supplier conducted in respect thereof against such casualties and contingencies, which shall include insurance on each shipment of Produced Minerals until risk of loss for such shipment has been transferred to the Offtaker, and of such types and in such amounts as is customary in the case of similar operations.

(b)                                 The Supplier shall, upon the reasonable request of Silver Wheaton at reasonable intervals no more than once per year, furnish to Silver Wheaton a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the Supplier in accordance with Section 6.6(a).

The Supplier shall, upon the request of Silver Wheaton, provide Silver Wheaton with copies of all insurance policies as in effect from time to time relating to the Mining Properties.

(c)                                  To the extent Silver Wheaton has an Encumbrance in or over the Collateral pursuant to the Security Agreements, all of the insurance policies relating to the Mining Properties and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall specify Silver Wheaton as a loss payee and contain such endorsements in favour of Silver Wheaton as it shall reasonably require (including that the policy shall not be invalidated as against Silver Wheaton by reason of any action or failure to act of any Hudbay Group Entity or any other person).

(d)                                 Parent Company and the Supplier, acting reasonably, shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(e)                                  Where a Hudbay Group Entity receives payment under any insurance policy in respect of a shipment of Produced Mineral that is lost or damaged before the risk of loss or damage is transferred to the Offtaker, the Supplier shall sell and deliver to Silver Wheaton (without duplication to the extent previously sold and delivered to Silver Wheaton by the Supplier) an amount of Refined Gold or Refined Silver, as applicable, having a value on the date of delivery (based on the Gold Market Price or Silver Market Price, as applicable) of 100% of the amount of the insurance payment received by the Hudbay Group Entity in respect of such Produced Gold or Produced Silver lost or damaged.

6.7                               Transfers and Change of Control

Parent Company and the Supplier shall not, and shall ensure that any subsidiary of the Supplier or any subsidiary of Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 6.7(d), holding Project Assets, does not:

(a)                                 Transfer, in whole or in part, the Mining Properties or the Mineral Processing Facility or any right, title or interest therein; or

(b)                                 agree to, or enter into any agreement, arrangement or other transaction with any person that would cause, or otherwise allow or permit to exist, a Change of Control of the Supplier, any subsidiary of the Supplier or any subsidiary of Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 6.7(d), holding Project Assets, except, in each case:

(c)                                  if, in the case of a Change of Control of the Supplier, any subsidiary of the Supplier or any subsidiary of Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 6.7(d), or a Transfer of the Mining Properties or the Mining Processing Facility to a person that is not Parent Company or an affiliate of Parent Company:

(i)                                     the Supplier or Parent Company shall have provided Silver Wheaton with at least 30 days prior written notice of the proposed Transfer or Change of Control;

(ii)                                  in the case of a Transfer of the Mining Properties or the Mineral Processing Facility:

(A)                               the Supplier, any subsidiary of the Supplier or any subsidiary of Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 6.7(d), Transfer all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) to the same transferee;

(B)                               the Supplier transfers and assigns its rights and obligations under this Agreement to the same transferee concurrently with any such Transfer, and such transferee assumes in favour of Silver Wheaton all of the Supplier’s obligations under this Agreement pursuant to an agreement in form and substance satisfactory to Silver Wheaton, acting reasonably;

(C)                               the transferee complies with the conditions set forth in Sections 3.2(a), (b), (c) and (d) as such sections pertain to such transferee, including an opinion as to the title to the Mining Properties; and

(D)                               the transferee, and its affiliates in the case of Section 7.1(c), grant the same charges and security interests in, to and over the Collateral, and enters into the same Security Agreements entered into by the Supplier, its subsidiaries and their respective affiliates pursuant to Section 7.1;

(iii)                               (1) the affiliate of the transferee or the person acquiring control of the Supplier or any subsidiary of the Supplier or any subsidiary of Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 6.7(d), which affiliate is not controlled by any other person, or (2) the transferee, or the person acquiring control of the Supplier, if not itself controlled by another person:

(A)                               assumes in favour of Silver Wheaton all of the obligations of Parent Company under this Agreement pursuant to an agreement in form and substance satisfactory to Silver Wheaton, acting reasonably; and

(B)                               complies with the conditions set forth in Sections 3.2(a), (b), (c) and (d) as such sections pertain to such affiliate or transferee;

(iv)                              in the case of a Change of Control of the Supplier, any subsidiary of the Supplier or any subsidiary of Parent Company to which the Mining Properties or the Mineral Processing Facility have been Transferred in accordance with Section 6.7(d):

(A)                               there is a similar Change of Control of all of the subsidiaries of the Supplier, such subsidiaries of Parent Company and the Supplier itself to the same person; and

(B)                               the person acquiring control of the Supplier, its subsidiaries and such subsidiaries of Parent Company, and the affiliates of such person, grants the same charges and security interests in and to the Collateral contemplated by Section 7.1(c);

(v)                                 there is no Supplier Event of Default (or an event which with notice or lapse of time or both would become a Supplier Event of Default) that has occurred and is continuing; and

(vi)                              Silver Wheaton does not reasonably expect such Transfer or Change of Control to have an Adverse Impact (where, in the definition of “Adverse Impact”, the reference to “Parent and the Supplier” shall instead refer to “transferee entity” for the purposes of this Section 6.7(c)(vi));

(d)                                 if, in the case of a Transfer of the Mining Properties or the Mineral Processing Facility to Parent Company or a subsidiary of Parent Company:

(i)                                    Parent Company provides a confirmation in favour of Silver Wheaton that its obligations under this Agreement shall continue in full force and effect despite any such Transfer; and

(ii)                                 if all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are Transferred to the same transferee, then the provisions of Sections 6.7(c)(i), 6.7(c)(ii) and 6.7(c)(v) are complied with mutatis mutandis; or

(iii)                              if less than all of the Project Assets are Transferred to one or more Hudbay PMPA Entities and/or one or more other directly or indirectly wholly-owned subsidiaries of Parent Company (provided that the maximum number of entities to which such Transfers will occur shall not exceed five (5)), then:

(A)                               the provisions of Sections 6.7(c)(i), 6.7(c)(ii)(C) and (D) and 6.7(c)(v)  are complied with mutatis mutandis; and

(B)                               the Supplier provides a confirmation in favour of Silver Wheaton that its obligations under this Agreement shall continue in full force and effect despite any such Transfer;

(e)                                  notwithstanding Sections 6.7(a) and 6.7(b), the Supplier may enter into a minority interest disposition, joint venture or other similar commercial arrangement with another person that is not a Hudbay Group Entity with respect to the Mining Properties provided that:

(i)                                    the Supplier or Parent Company shall have provided Silver Wheaton with at least 30 days prior written notice of the proposed disposition, joint venture or other similar commercial arrangement;

(ii)                                 the Supplier retains at least a 50% undivided interest in the Mining Properties;

(iii)                              the Supplier is at all times the operator of the Mining Properties;

(iv)                             such other person agrees in a document, or documents, acceptable to Silver Wheaton, acting reasonably, with the Supplier, Silver Wheaton and any other such person to acknowledge the obligations of the Supplier under this Agreement and the Security Agreements, including the granting to Silver Wheaton of all the security interests in and to the Mining Properties contemplated thereunder; provided that, if such other person acquires any legal right, title or interest in and to any of the Project Assets (including any registered or recorded title in and to the Mining Properties), such person assumes on a joint and several basis with the Supplier all of the obligations and duties under this Agreement and grants the same charges and security interests in, to and over the Project Assets to which it acquires any legal right, title or interest, and enters into the same

Security Agreements entered into by the Supplier and its subsidiaries pursuant to Section 7.1;

(v)           all filings have been made and all other actions have been taken that are required in order for Silver Wheaton to continue at all times following such transaction to have the valid and perfected security interest contemplated by Section 7.1;

(vi)          such other person complies with the conditions set forth in Sections 3.2(a), (b), (c) and (d) as it pertains to such other person, including an opinion as to the title to the Mining Properties if such other person acquires any registered or recorded and legal right, title or interest in and to any of the Mining Properties; and

(vii)         there is no Supplier Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a Supplier Event of Default); or

(f)            with the prior written consent of Silver Wheaton, such consent not to be unreasonably withheld or delayed;

provided that, for greater certainty, if the Supplier intends to abandon, surrender, relinquish or let lapse any of the Mining Properties, the Supplier shall have determined, acting commercially reasonable, that it is not economical to mine the Minerals from the Mining Properties that it proposes to abandon, surrender, relinquish or let lapse.

6.8          Encumbrances

The Supplier shall not grant or allow to exist an Encumbrance, other than the Permitted Encumbrances, in respect of, all or any of the Project Assets, in favour of any other person (the “Secured Party”) unless the Secured Party:

(a)           enters into an inter-creditor agreement in accordance with Section 7.2, or

(b)           agrees in advance in writing in favour of Silver Wheaton on terms satisfactory to Silver Wheaton acting reasonably:

(i)            to assume, be bound by and made subject to the terms of this Agreement applying to the Supplier and Parent Company as though it was an original party thereto in the event it takes possession of or forecloses on the Mining Properties or the Mineral Processing Facility, and to cause any person that acquires all or any part of the Mining Properties or the Mineral Processing Facility, or acquires control of the Supplier, in connection with any enforcement action of the Secured Party to so assume, be bound by and made subject to the terms of this Agreement;

(ii)           in the event that this Agreement is terminated or disclaimed through, as part of or as a result of any Insolvency Event, to enter into a new precious metals purchase agreement with Silver Wheaton on substantially similar terms as this Agreement, and to cause any resulting transferee that acquires all or any part of the Mining Properties or the Mineral Processing Facility, or acquires control of the Supplier, in connection with any enforcement action of the Secured Party resulting from or as part of an Insolvency Event to enter into a precious metals purchase agreement with Silver Wheaton on substantially the same terms as this Agreement; and

(iii)          to cause any Transfer of the Mining Properties or the Mineral Processing Facility or any right, title or interest therein or any Change of Control of the Supplier, that occurs pursuant to or in connection with any enforcement of such Encumbrance or any Insolvency Event, to be made subject to this Agreement and otherwise undertaken in accordance with this Section 6.8, including if this Agreement is terminated or disclaimed through, as a part of or as a result of any Insolvency Event.

6.9          Offtake Agreements

(a)           The Supplier and Parent Company shall cause all terms and conditions relating to silver or gold to the extent affecting Silver Wheaton’s rights, entitlement or benefits to Refined Silver or Refined Gold (or both, but excluding any terms or conditions setting out payable silver rates and payable gold rates, pricing or Offtaker Charges) of any Offtake Agreements entered into by a Hudbay Group Entity to be on commercially reasonable arm’s length terms and conditions for concentrates or doré bars similar in make-up and quality to those derived from the Mining Properties; provided that this Section 6.9(a) shall not restrict or limit the ability of the Supplier to deal with the Minerals (other than silver and gold).  An Offtake Agreement shall be deemed to be on commercially reasonable arm’s length terms and conditions if such agreement contains substantially economically equivalent terms and conditions relating to silver or gold as the terms and conditions relating to Minerals other than Produced Silver and Produced Gold.  The Supplier shall provide a copy of any Offtake Agreement to Silver Wheaton upon request from time to time.

(b)           The Supplier shall take commercially reasonable steps to enforce, and shall cause each Hudbay Group Entity that is a party to an Offtake Agreement to enforce its rights and remedies under such Offtake Agreement with respect to any breaches of the terms or conditions thereof relating to silver or gold to the extent affecting Silver Wheaton’s rights, entitlements or benefits to Refined Silver or Refined Gold (or both, but excluding any terms or conditions relating to payable silver rates, payable gold rates, pricing or Offtaker Charges).  The Supplier shall notify Silver Wheaton in writing when any such dispute arising out of or in connection with any such Offtake Agreement is commenced and shall provide Silver Wheaton with timely updates of the status of any such dispute and the final decision and award of the court or arbitrator with respect to such dispute, as the case may be.

6.10        Right of First Refusal

(a)           If any Hudbay Group Entity (the “Vendor”) receives a definitive offer from a third party (other than Parent Company or an affiliate thereof) that would be binding upon acceptance by the Vendor, to purchase a ROFR Interest (a “Third Party Offer”), and the Vendor is willing to accept that Third Party Offer, then the Vendor shall, by notice in writing delivered to Silver Wheaton, offer to sell all, but not less than all, of the ROFR Interest so sought to be purchased by the third party under the Third Party Offer to Silver Wheaton at the same price and otherwise upon the same terms and conditions as are contained in the Third Party Offer, and to provide to Silver Wheaton the same information with respect to the ROFR Interest provided by any Hudbay Group Entity to such third party (the “ROFR Offer”); provided that, if the Third Party Offer includes non-cash consideration that is personal to the third party (including shares of the third party), then Silver Wheaton shall be entitled to substitute such non-cash consideration with cash or non-cash consideration that is personal to Silver Wheaton (including shares of Silver Wheaton or any of its affiliates) with the same or greater value, liquidity and marketability as the third party’s non-cash consideration; and further provided that, if the Third Party Offer includes the purchase of any asset other than a ROFR Interest from Vendor, then the ROFR Offer shall similarly include such other assets.

(b)           Silver Wheaton may, within 45 days from the date of delivery of the ROFR Offer, accept the ROFR Offer by notice in writing delivered to the Vendor, in which event it shall then become a binding agreement of purchase and sale between Silver Wheaton and the Vendor at the price and upon the terms and conditions contained in the ROFR Offer; provided that, if so elected by Silver Wheaton in its acceptance notice and without affecting the binding nature of the agreement between the Vendor and Silver Wheaton, Silver Wheaton may require that the terms and conditions contained in the ROFR Offer be amended to require that silver and gold sales and deliveries be sold and delivered to Silver Wheaton pursuant to a transaction structure substantially similar to the transaction structure contemplated by this Agreement rather than as contemplated in the ROFR Offer; provided that such amendment does not adversely change the economic substance of the amended ROFR Offer as compared to the Third Party Offer.

(c)           If Silver Wheaton does not accept the ROFR Offer, then the Vendor shall be free to sell all (but not less than all) of such ROFR Interest to the applicable third party pursuant to the Third Party Offer.  If the Vendor and the third party have not entered into a binding, written agreement pertaining to all (but not less than all) of such ROFR Interest (the “Third Party Agreement”) within 90 days of the expiry of the 45-day period set forth in Section 6.10(b), then the Supplier and the Vendor shall again be required to comply with the terms of this Agreement with respect to that Third Party Offer before selling the ROFR Interest that is the subject to the Third Party Offer to a third party.  The Supplier shall provide Silver Wheaton with a copy of the Third Party Agreement promptly once it is executed and delivered, and shall execute and deliver to Silver Wheaton at the completion of the transactions contemplated by the Third Party Agreement a certificate of a senior officer of the Supplier certifying that the sale of the ROFR Interest to the third party was completed pursuant to the terms of the Third Party Offer.

(d)           For the avoidance of doubt:

(i)            this Section 6.10 is intended to apply, mutatis mutandis, to any offer made by a Vendor to any third party to sell a ROFR Interest, with such changes as are necessary to make this Section 6.10 applicable thereto;

(ii)           a Vendor shall be entitled at any time to negotiate with any third party the terms upon which such third party may purchase a ROFR Interest, provided that before such terms are accepted, the Vendor complies with this Section 6.10; and

(iii)          this Section 6.10 shall not apply to any (A) silver or gold spot sales, (B) silver or gold forward sales or options or other silver or gold sales or silver or gold loans to a financial institution or bullion bank, (C) internal transfers among any of Parent Company and its affiliates, (D) any private or public offering of securities that are backed by silver or gold, paid in silver or gold, priced based on silver or gold prices or have payment obligations based on silver or gold prices, (E) transfer of any equity interest in the Supplier or (F) any Offtake Agreement.

ARTICLE 7
SECURITY

7.1          Security

(a)           As security for the payment and performance, when due, of all PMPA Obligations, the Supplier shall grant first ranking charges and security interests (subject only to the Prior Ranking Permitted Encumbrances) in, to and over (i) the Project Assets, including all present and after-acquired personal property of the Supplier used in connection with, relating to or arising out of, in whole or in part, the Mining Properties, and (ii) the Produced Minerals, and in each case including all proceeds thereof (collectively, the “Supplier Collateral”), all pursuant to one or more agreements (collectively, the “Supplier Security Agreements”) granted by the Supplier to and in favour of Silver Wheaton, in form and substance satisfactory to Silver Wheaton, acting reasonably.

(b)           Parent Company and the Supplier shall cause each subsidiary of the Supplier having an interest in and to, now or in the future, the Mining Properties, the Project Assets and/or Produced Minerals to: (i) to execute and deliver a guarantee in favour of Silver Wheaton, in form and substance satisfactory to Silver Wheaton, acting reasonably, guaranteeing the payment and performance, when due, of all PMPA Obligations; and (ii) grant, as security for its obligations under such guarantee, to and in favour of Silver Wheaton, first ranking charges and security interests, subject only to Prior Ranking Permitted Encumbrances, in, to and over (i) the Project Assets, including all present and after-acquired personal property of the Supplier used in connection with, relating to or arising out of, in whole or in part, the Mining Properties, and (ii) the Produced Minerals, and in each case including all proceeds thereof (the “Subsidiary Collateral”), all pursuant to one or more agreements (collectively, the “Subsidiary Security Agreements”), in form and substance satisfactory to Silver Wheaton, acting reasonably.

(c)           Parent Company and the Supplier shall cause each affiliate of a Hudbay PMPA Entity to whom any debt, liability or obligation is owed by a Hudbay PMPA Entity, to execute and deliver a written assignment and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to Silver Wheaton, acting reasonably, that assigns, by way of a security interest and subject only to the Prior Ranking Permitted Encumbrances, all such debts, liabilities or obligations to Silver Wheaton and subordinates and postpones the enforcement of any such debts, liabilities and obligations and the realization of any charges or security interests to secure such claims to the Security Agreements and, from and after a Supplier Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Supplier Event of Default, and until such Supplier Event of Default is remedied, subordinates and postpones the payment of all such debt, liabilities and obligations to the payment in full of all debts, liabilities and obligations of the Supplier to Silver Wheaton.

(d)           The Supplier shall not, and Parent Company shall cause the Supplier to not, for so long as a Supplier Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Supplier Event of Default, continues, make any Distribution other than a Permitted Distribution.

(e)           The Supplier shall, and Parent Company shall cause the Supplier to, establish a segregated blocked account (which will provide for Silver Wheaton to control and direct any Distributions or withdrawals from such account at any time following the occurrence of a Supplier Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Supplier Event of Default, and until such Supplier Event of Default is remedied)  for purposes of holding that portion of any Offtaker Payment relating to the Produced Minerals or other proceeds from the Produced Minerals (other than those proceeds received in connection with this Agreement).  Upon the occurrence of a Supplier Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Supplier Event of Default, and until 180 days after any such event or circumstance or Supplier Event of Default is remedied, the Supplier shall, and Parent Company shall cause the Supplier to, deposit all amounts referred to in the preceding sentence when received to be held for the benefit of the Supplier as Supplier Collateral.  For certainty, and at all times, the Supplier shall not, and Parent Company shall ensure that the Supplier does not, make any Distributions from the segregated account if a Supplier Event of Default, or event which with the giving of notice or the passage of time or both would constitute a Supplier Event of Default, has occurred and is continuing, or if a Supplier Event of Default would occur or arise immediately after, or as a result of, making a Distribution.

(f)            Parent Company and the Supplier shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as Silver Wheaton may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the Collateral, subject only to Prior Ranking Permitted Encumbrances.

(g)           Parent Company and the Supplier shall not, and shall cause each affiliate of Parent Company and Supplier to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the Silver Wheaton Security.

(h)           Where, for a consecutive 18 month period: (i) there has not been any mining, production, extraction or other recovery of silver or gold from the Mining Properties or any Offtaker Payments in circumstances where there are not sufficient Reserves to economically support a mining operation in respect of the Mining Properties; (ii) it is not reasonably foreseeable that mining, production, extraction or other recovery of silver or gold will resume; and (iii) there is no Supplier Event of Default (or an event which, with notice or lapse of time or both, would become a Supplier Event of Default,  then, upon the request of the Supplier, Silver Wheaton shall terminate and discharge the Silver Wheaton Security in all Collateral as promptly as reasonably possible, other than as may be necessary to maintain a charge and security interest in, to and over the Mining Properties and any Produced Minerals in existence as of such date; provided that, if at any time after the termination and discharge of the Silver Wheaton Security, Minerals are derived from the Mining Properties, the charges and security interests that were terminated and discharged pursuant to this Section 7.1(h) shall immediately be reinstated and Parent Company and the Supplier shall cause all such further agreements, instruments and documents to be executed and delivered, and shall do all such further acts and things to be done, as Silver Wheaton may reasonably require to obtain and perfect a charge and security interest in, to and over such Collateral.

7.2          Inter-creditor Agreement

(a)                                 If any Hudbay PMPA Entity wishes to grant an Encumbrance (other than an Encumbrance set out in clauses (vi) or (vii) of the definition of “Permitted Encumbrances) over any Collateral to any Lenders as security for the payment or performance of any Financing, then Silver Wheaton agrees to enter into an inter-creditor agreement (in each such case, an “Inter-creditor Agreement”) with the Lenders (such agreement to be negotiated in good faith), on the principal terms and conditions set out in Schedule G. [Redacted — Commercially sensitive information] [Agreement to terms and conditions]

(b)           As and when the Supplier or an applicable Hudbay Group Entity considers any replacement Financing or an additional Financing where an Inter-creditor Agreement is required by the terms of the Agreement, the Supplier will notify Silver Wheaton and, as soon as practicable following the Supplier’s receipt of the initial draft of the proposed Inter-creditor Agreement, provide such initial draft to Silver Wheaton accompanied by all material details of the Financing and the proposed security in favour of such Lenders that are reasonably necessary for Silver Wheaton to consider whether the proposed Inter-creditor Agreement (a “Proposed Inter-creditor Agreement”) meets the requirements of paragraph (a) above and Schedule G.  Silver Wheaton shall have five Business Days following its receipt of any Proposed Inter-creditor Agreement to notify the Supplier that it accepts or rejects the Proposed Inter-creditor Agreement.  If Silver Wheaton rejects the Proposed Inter-creditor Agreement or any aspect thereof, Silver Wheaton, acting in good faith, shall participate in negotiations with the proposed Lenders in a bona fide effort to finalize such inter-creditor agreement. For purposes of this Section 7.2, the revised version of the inter-creditor agreement that the proposed Lender and the Supplier would be prepared to enter into in accommodation of Silver Wheaton pursuant to the immediately preceding sentence shall be referred to hereafter as the “Intermediate Inter-creditor Agreement”.  If, within five Business Days following the date on which Silver Wheaton shall have notified the Supplier that it has rejected the Proposed Inter-creditor Agreement, Silver Wheaton and the proposed Lenders have not finalized the terms of an inter-creditor agreement, Supplier shall provide to Silver Wheaton the Intermediate Inter-creditor Agreement on such fifth Business Day, and on the fifth Business Day following Silver Wheaton’s receipt of the Intermediate Inter-creditor Agreement, Silver Wheaton shall (i) notify the Supplier of the provisions or aspects of the Intermediate Inter-creditor Agreement which it considers to not to meet the requirements of paragraph (a) above and Schedule G, and (ii) provide the Supplier with a modified version of the Intermediate Inter-creditor Agreement that it would be prepared to execute (the “Stipulation and Proposal”).  A failure of Silver Wheaton to notify the Supplier by the end of the fifth Business Day following Silver Wheaton’s receipt of the Proposed Inter-creditor Agreement that it rejects the Proposed Inter-creditor Agreement or any aspect thereof shall be construed as an acceptance of the Proposed Inter-creditor Agreement, and a failure of Silver Wheaton to provide the Stipulation and Proposal on the fifth Business Day following Silver Wheaton’s receipt of the Intermediate Inter-creditor Agreement shall be construed as an acceptance of the Intermediate Inter-creditor Agreement; and, in either instance, Silver Wheaton shall thereafter be bound to execute and deliver the applicable inter-creditor agreement in furtherance of the Financing.

(c)                                  In any case where Silver Wheaton and the proposed Lenders have been unable to finalize an inter-creditor agreement as set forth above, the Supplier may submit the matter to the expedited arbitration process set forth in Annex I to Schedule G for a determination of which of the Intermediate Inter-creditor Agreement or the Stipulation and Proposal best meets the principles of paragraph (a) above and Schedule G.

(d)           Silver Wheaton shall, upon the Supplier’s request, execute and deliver either the Intermediate Inter-creditor Agreement or the Stipulation and Proposal, depending upon the arbitrator’s determination referred to in paragraph (c) above as to which of those documents best meets the principles of paragraph (a) above and Schedule G.

(e)           The Parties acknowledge that Schedule G in some cases uses terms with initial capital letters that do not conform to defined terms herein and such Schedule G shall be read mutatis mutandis until such time, if any, as such Schedule G may be amended and restated to, among other things, make such conforming changes.  In addition, the Parties acknowledge that Schedule G also contains references to another transaction being entered into on the Closing Date and that for purposes of this Agreement, Schedule G shall be read as if such other references were not contained in such Schedule until such time, if any, as Schedule G is amended and restated to, among other things, remove such references.

(f)            The Parties acknowledge that Annex 1 to Schedule G reflects their basic agreement as to the schedule and procedures of any arbitration contemplated in this Section 7.2  and, accordingly, shall act reasonably and in good faith to confirm Annex 1 or make supplemental amendments to conform it to the Arbitration Rules having regard for these intended schedule and procedures on or prior to the Closing Date.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES

8.1          Representations and Warranties of Parent Company and the Supplier

Each of Parent Company and the Supplier, acknowledging that Silver Wheaton is entering into this Agreement in reliance thereon, hereby jointly and severally make the representations and warranties to Silver Wheaton set forth in Schedule E.

8.2          Representations and Warranties of Silver Wheaton

Silver Wheaton, acknowledging that the Supplier and Parent Company are entering into this Agreement in reliance thereon, hereby makes the representations and warranties to the Supplier and Parent Company set forth in Schedule F.

8.3          Survival of Representations and Warranties

The representations and warranties set forth above shall survive the execution and delivery of this Agreement.

8.4          Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Supplier and Parent Company, it shall be deemed to refer to the actual knowledge of Parent Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel, and all knowledge which such persons would have if such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person as an officer of Parent Company.  Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Silver Wheaton, it shall be deemed to refer to the actual knowledge of Silver Wheaton’s Chief Executive Officer or Chief Financial Officer, and all knowledge which such persons would have if such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person as an officer of Silver Wheaton.

ARTICLE 9
DEFAULTS AND DISPUTES

9.1          Supplier Events of Default

Each of the following events or circumstances constitutes an event of default of the Supplier (each, a “Supplier Event of Default”):

(a)           the Supplier fails to sell and deliver Refined Silver or Refined Gold to Silver Wheaton on the terms and conditions set forth in this Agreement within 20 days of receipt of notice from Silver Wheaton notifying the Supplier of such default;

(b)           any Hudbay PMPA Entity is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement or any Security Agreement in any material respect (other than a breach or default of the covenants and obligations referenced in Section 9.1(a)), and such breach or default is not remedied within 30 days following delivery by Silver Wheaton to the Supplier of written notice of such breach or default, or such longer period of time as Silver Wheaton may determine in its sole discretion;

(c)           the Silver Wheaton Security does not constitute a first ranking Encumbrance over the Project Assets, subject only to Prior Ranking Permitted Encumbrances, and does not become a first ranking charge within 20 days of receipt of notice from Silver Wheaton notifying the Supplier of such default; and

(d)           upon the occurrence of an Insolvency Event or a Lender Event in respect of the Supplier.

9.2          Silver Wheaton Remedies

(a)           If a Supplier Event of Default occurs and is continuing, Silver Wheaton shall have the right, upon written notice to the Supplier, at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)            demand delivery by the Supplier to Silver Wheaton, of any Refined Gold or Refined Silver deliverable but not yet delivered in accordance with this Agreement;

(ii)           terminate this Agreement by written notice to the Supplier and Parent Company and, without limiting Section 9.2(a)(i) demand all Losses suffered or incurred as a result of the occurrence of such Supplier Event of Default and termination, based on the Refined Silver and Refined Gold that would have been delivered by the Supplier to Silver Wheaton hereunder and all other amounts that would have become payable to Silver Wheaton hereunder, but for the occurrence of such Supplier Event of Default, including (without duplication) any amounts that would have become payable under Section 3.7; and based on an assumption that the Project Assets are owned and operated by a person that has the financial, operational and technical capability of a prudent owner and operator.  Upon demand from Silver Wheaton, the Supplier shall promptly pay all such amounts to Silver Wheaton or provide notice within 10 days that it disputes such amount and shall then promptly pay the amount determined upon settlement of such dispute; provided that the Supplier shall promptly pay to Silver Wheaton any amount not in dispute, and if any such notice is not provided within such 10 day period, then the Supplier will be deemed to have agreed with the Losses demanded by Silver Wheaton;  and

(iii)          enforce the Silver Wheaton Security in accordance with any inter-creditor agreement.

(b)           The Parties hereby acknowledge and agree that: (i) Silver Wheaton will be damaged by a Supplier Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Supplier Event of Default; (iii) any sums payable in accordance with Section 9.2(a)(ii) with respect to a Supplier Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 9.2(a)(ii) or with respect to a Supplier Event of Default represents a reasonable estimate of fair compensation for the Losses that may reasonably be anticipated from such Supplier Event of Default in full and final satisfaction of all amounts owed in respect of such Supplier Event of Default.

9.3          Exceptions

Notwithstanding any other provision of this Article 9, if a Supplier Event of Default under Section 9.1(b) has occurred and is continuing, and the occurrence and continuance of any such Supplier Event of Default does not have an Adverse Impact, then Silver Wheaton shall have no right to terminate this Agreement or demand repayment of the uncredited balance of the Deposit, but it shall be entitled to other remedies available to it at law or equity.

9.4          SW Events of Default

Each of the following events or circumstances constitutes an event of default of Silver Wheaton (each, a “SW Event of Default”):

(a)           Silver Wheaton fails to pay for Refined Silver or Refined Gold in accordance with Section 2.5 within 20 days of receipt of notice from the Supplier notifying Silver Wheaton of such default; and

(b)           Silver Wheaton is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement or any Security Agreement in any material respect, and such breach or default is not remedied within 30 days following delivery by the Supplier to Silver Wheaton of written notice of such breach or default, or such longer period of time as the Supplier may determine in its sole discretion.

9.5          Supplier Remedies

If a SW Event of Default occurs and is continuing, the Supplier shall have the right, upon written notice to Silver Wheaton, at its option and in addition to and not in substitution for any other remedies available at law or equity, to suspend its delivery obligations set out in Section 2.2 and if, during any Deposit Reduction Period, such SW Event of Default has continued for more than 12 months, the Supplier also shall have the right to terminate this Agreement.  If Silver Wheaton cures the SW Event of Default in full, then the Supplier’s obligations under this Agreement shall recommence as of the date Silver Wheaton cures the SW Event of Default in full, and the Supplier shall not be obligated to sell or deliver any Refined Silver or Refined Gold to Silver Wheaton in respect of Offtaker Deliveries made during such suspension.  Notwithstanding the foregoing, if a SW Event of Default under Section 9.4(b) has occurred and is continuing, then the Supplier shall have no right to terminate this Agreement, but it shall be entitled to other remedies available to it at law or equity.

9.6          Indemnity

(a)           Each of the Parties agrees to indemnify and save harmless the other Parties and their respective affiliates and directors, officers and employees from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i)            any inaccuracy in or default or breach of any representation or warranty of such Party contained in this Agreement;

(ii)           any breach or non-performance by such Party of any covenant or obligation to be performed by it pursuant to this Agreement;

(iii)          in the case of indemnification by the Supplier, (without duplication of amounts payable in accordance with Section 9.2) a Supplier Event of Default; and

(iv)          in the case of indemnification by Silver Wheaton, (without duplication of amounts payable in accordance with Section 9.5) a SW Event of Default.

(b)           This Section 9.6 is a continuing obligation, separate and independent from the Parties’ other obligations and survives the termination of this Agreement.

(c)           Notwithstanding anything else to the contrary in this Section 9.6, in no event will either Party be liable to the other Party for any lost profits in connection with any other transaction or potential transaction or incidental, indirect, speculative, consequential, special, punitive or exemplary damages of any kind (whether based in contract, tort, including negligence, strict liability, statutes or regulations) arising out of or in connection with this Agreement; provided that in no event shall this Section 9.6(c) limit the ability of Silver Wheaton or the Supplier to seek or recover Losses suffered or incurred by it with respect to the value or change in value of past, current or future required silver and gold sales and deliveries under this Agreement.

9.7          Disputed Reports

If Silver Wheaton disputes any invoice or report provided pursuant to Section 5.1 (each, a “Disputed Report”):

(a)           Silver Wheaton shall notify the Supplier in writing of such dispute within 18 months from the date of delivery of the Disputed Report (the “Dispute Notice”) or will otherwise be deemed to have accepted it and it will be final;

(b)           Silver Wheaton and the Supplier shall have 30 days from the date the Dispute Notice is delivered by Silver Wheaton to resolve the dispute. If Silver Wheaton and the Supplier have not resolved the dispute within such period, then Silver Wheaton shall have the right to require the Supplier to deliver an Auditor’s Report with respect to the subject matter of the dispute to Silver Wheaton; and

(c)                                  the costs of the Auditor’s Report shall be paid by Silver Wheaton, unless the Auditor’s Report concludes that the Payable Silver and Payable Gold for the period covered by the Dispute Report varies by five percent or more from the number of ounces of silver and gold set out in the Dispute Report, in which event the cost of the Auditor’s Report shall be for the account of the Supplier.

9.8                               Disputes

If a Dispute arises between the Parties (and for this purposes any of the Hudbay Group Entities involved in the Dispute shall be deemed to be one Party, and Silver Wheaton the other Party), including with respect to an Auditor’s Report, the Parties shall promptly and in good faith attempt to resolve such Dispute through negotiations conducted in the following manner:

(a)                                 the disputing Party shall give written notice to the other Parties to the Dispute, which notice shall include a statement of the disputing Party’s position and a summary of the arguments supporting its position;

(b)                                 within 20 days after receipt of such notice, each receiving Party shall submit a written response to the disputing Party which shall also include a statement of the receiving Party’s position and a summary of the arguments supporting its position;

(c)                                  the Chief Executive Officer or President of each of the Parties to the Dispute shall meet at a mutually acceptable time and place, but in any event within 30 days after issuance of the disputing Party’s written notice to attempt to resolve the Dispute; and

(d)                                 if the Dispute has not been resolved within 10 days after such meeting, any Party may pursue all other rights and remedies available at law.

ARTICLE 10
ADDITIONAL PAYMENT TERMS

10.1                        Payments

All payments due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the other Party in writing from time to time.

10.2                        New Tax Laws

In the event that any new Tax is implemented, or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their affiliates in respect of the transactions contemplated by this Agreement, then Parent Company and the Supplier on the one hand, and Silver Wheaton on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse effect on the Supplier and its affiliates on the one hand, and Silver Wheaton and its affiliates on the other hand.

10.3                        Interest

(a)                                 The dollar value of any Overdue Silver Ounces from time to time outstanding (such value, for the purposes of calculating interest, to be determined based on the Market Price on the day silver ounces are credited to the Overdue Silver Ounces, less the Market Price originally credited to the Overdue Silver Ounces for silver ounces debited to the Overdue Silver Ounces on a “first in first out” basis) shall accrue interest at the annual rate of Prime plus 4% for the first 20 days such amount is overdue and thereafter at the annual rate of Prime plus 7%.  Interest shall be calculated, compounded and paid monthly.

(b)                                 The dollar value of any Overdue Gold Ounces from time to time outstanding (such value, for the purposes of calculating interest, to be determined based on the Market Price on the day silver ounces are credited to the Overdue Gold Ounces, less the Market Price originally credited to the Overdue Gold Ounces for silver ounces debited to the Overdue Gold Ounces on a “first in first out” basis) shall accrue interest at the annual rate of Prime plus 4% for the first 20 days such amount is overdue and thereafter at the annual rate of Prime plus 7%.  Interest shall be calculated, compounded and paid monthly.

(c)                                  Without duplicating interest payable in accordance with Section 10.3(a) or (b), any dollar amount not paid when due shall accrue interest at the annual rate of Prime plus 4% for the first 20 days such amount is overdue and thereafter at the annual rate of Prime plus 7% commencing as of the date such amount first became past due (which shall be deemed to be the date of termination of this Agreement in the event an amount is owed as a result of Section 9.2(a)(i) and the date any loss is first suffered or incurred in the event an amount is owed as a result of Section 9.6).  Interest shall be calculated, compounded and paid monthly.

10.4                        Set Off

Except as set out in Section 2.2(b)(ii), any dollar amount not paid when due by a Party or any Overdue Silver Ounces or Overdue Gold Ounces may be set off by the other Party against any dollar amount or Refined Silver or Refined Gold owed to such Party by the other Party and any amount of Refined Silver or Refined Gold set off and withheld against any non-payment by a Party shall be valued at the Market Price as of the date that such amount of Refined Silver or Refined Gold first became payable to such Party.  Any dollar amount set off and withheld in accordance herewith against any Overdue Silver Ounces or Overdue Gold Ounces shall result in a reduction to the Overdue Silver Ounces or Overdue Gold Ounces by that number of ounces equal to the dollar amount set off divided by the Market Price as of the day such dollar amount first became payable.

ARTICLE 11
GENERAL

11.1                        Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

11.2                        No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between Silver Wheaton and the Supplier and Parent Company.

11.3                        Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws).

The courts of the Province of Ontario shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement.  The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

11.4                        Time

Time is of the essence in this Agreement.

11.5                        Costs and Expenses

All costs and expenses incurred by a Party shall be for its own account.

11.6                        Survival

Without limiting any other provision of this Agreement, the following provisions shall survive termination of this Agreement: Sections 3.7, 5.5, 9.2, 9.3, 9.5, 9.6, 9.7, 9.8, 10.3 and 10.4 and such other provisions of this Agreement as are required to give effect thereto.

11.7                        Invalidity

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

11.8                        Notices

Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

(a)                                 If to the Supplier or Parent Company to:

HudBay Minerals Inc.
25 York Street, Suite 800
Toronto, ON
M5J 2V5

Attention:	Vice President, Legal
Fax:	416-362-9688

with a copy to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, ON
M5H 2S7

Attention:	Jonathan Lampe/Kari MacKay
Fax:	416-979-1234

(b)                                 If to Silver Wheaton, to:

Park Place
666 Burrard Street, Suite 3150
Vancouver, British Columbia
V6C 2X8
Canada

Attention:	Senior Vice President, Corporate Development
Attention:	Senior Vice President, Legal and Corporate Secretary
Fax No.:	604-684-3123

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

11.9                        Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective affiliates to jointly plan and co-ordinate, any public notices, press releases, and any other publicity concerning the execution of this Agreement.

11.10                 Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

11.11                 Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

11.12                 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

11.13                 Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

11.14                 Assignment

(a)                                 This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)                                 Except as permitted in this Agreement, Parent Company and the Supplier shall not Transfer all or any part of this Agreement without the prior written consent of Silver Wheaton, such consent not to be unreasonably withheld or delayed.

(c)                                  Parent Company and the Supplier shall not grant or allow to exist an Encumbrance in respect of this Agreement in favour of any Secured Party unless the Secured Party complies with Sections 6.8 or 7.2.

(d)                                 Silver Wheaton shall be entitled at any time and from time to time to Transfer all or any part of this Agreement without the prior written consent of the other Parties once that portion of the Deposit contemplated in Section 3.2 has been paid in full.  Silver Wheaton shall be entitled at any time and from time to time to grant or allow to exist an Encumbrance in respect of this Agreement in favour of its lenders.

11.15                 Unenforceability

If a provision of this Agreement is invalid or unenforceable in a jurisdiction:

(a)                                 it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b)                                 that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

11.16                 Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have executed this Precious Metals Purchase Agreement as of the day and year first written above.

SILVER WHEATON CORP.

By:	“Randy V. J. Smallwood”
	Name:	Randy V. J. Smallwood
	Title:	President and Chief Executive Officer

HUDSON BAY MINING AND SMELTING CO., LIMITED

By:	“David Garofalo”
	Name:	David Garofalo
	Title:	Chairman, President and Chief Executive Officer

HUDBAY MINERALS INC.

By:	“David Garofalo”
	Name:	David Garofalo
	Title:	President and Chief Executive Officer

This is Schedule A to the Precious Metals Purchase Agreement between
Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited and
HudBay Minerals Inc. dated as of August 8, 2012

Mining Properties

See attached.

777/Callinan Deposit

HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE
HBMS	Claim	23139	EOLA	1.00	Sep 16, 2017
HBED	Claim	28390	HIGH FLYER	21.00	Apr 30, 2018
HBED	Claim	28391	FOX TROT	13.00	Apr 30, 2018
HBED	Claim	29171	OH DON’T	21.00	Aug 23, 2017
HBED	Claim	29524	VIRGINIA	2.00	May 28, 2017
HBED	Claim	34600	MARY E	2.00	Jun 29, 2017
HBMS	Mineral Lease	ML051	CALLINAN MIN LEASE	33.72	Apr 01, 2013
HBMS	Mineral Lease	ML052	CALLINAN MIN LEASE	46.78	Apr 01, 2013
HBMS	Mineral Lease	ML053	CALLINAN MIN LEASE	41.78	Apr 01, 2013
HBMS	Mineral Lease	ML054	CALLINAN MIN LEASE	18.31	Apr 01, 2013
HBMS	Mineral Lease	ML055	CALLINAN MIN LEASE	20.90	Apr 01, 2013
HBMS	OIC	330	FOX FR	0.01	Jan 25, 2013
HBMS	OIC	331	THE PAS 33	3.57	May 06, 2013
HBMS	OIC	332	THE PAS 30	20.89	May 06, 2013
HBMS	OIC	333	THE PAS 29	20.83	May 06, 2013
HBMS	OIC	346	THE PAS 31	20.86	May 06, 2013
HBMS	OIC	347	THE PAS 32	20.42	May 06, 2013
HBMS	OIC	361	GRIZZLY FR	0.13	May 09, 2013
HBMS	OIC	400	THE PAS 34	3.11	Dec 11, 2012
HBMS	OIC	416	THE PAS 36	0.41	Sep 11, 2013
HBMS	OIC	418	THE PAS 35	13.88	Sep 11, 2013
HBMS	OIC	466	LA SALLE	19.05	Nov 11, 2012
HBMS	OIC	467	FLIN SLAM	11.63	Nov 11, 2012
HBMS	OIC	576	BED BUG	17.87	Nov 30, 2012
HBMS	OIC	608	SCHENLEY FR	14.20	Feb 17, 2013
HBMS	OIC	611	HOLY SMOKE	17.52	Feb 10, 2013
HBMS	OIC	629	FOG	3.74	Feb 10, 2013
HBMS	OIC	630	FORT PITT	18.05	Feb 10, 2013
HBMS	OIC	632	CRAIGGI FR	3.15	Feb 17, 2013
HBMS	OIC	677	VENUS FR	6.92	Sep 21, 2013
HBMS	OIC	M 3	CATHERINE	16.71	Apr 23, 2013
HBMS	OIC	M 86	B NO. 46	10.43	Apr 25, 2013
HBMS	OIC	M 87	B NO. 47 Fr.	1.87	Apr 25, 2013
HBMS	OIC	M 88	B NO. 48	6.84	Apr 25, 2013
HBMS	OIC	M 90	FLIN FLON FR	9.79	Apr 25, 2013
HBMS	OIC	M 908	B NO. 49	1.17	Sep 26, 2013
HBMS	OIC	16	LAKEVIEW	16.49	Jan 31, 2013
HBMS	OIC	22	SUNSHINE FR	0.04	Feb 25, 2013
Total Manitoba		38 Claims		501.07
HBMS	Mineral Lease	ML 5518	FFN LEASE	2,928.00	Sep 08, 2013
HBMS	Mineral Lease	Q- 952	MONROE	20.00	May 09, 2013
HBMS	Mineral Lease	Q-1010	RHINOCEROS	20.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1020	DARNING NEEDLE	20.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1053	TORPEDO	16.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1063	RED TOP	21.00	Dec 23, 2013
HBMS	Mineral Lease	Q-1074	WEE RED TOP	19.00	Dec 23, 2013
HBMS	Mineral Lease	Q-1076	4 QUEENS	17.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1084	MARGUERITE	21.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1104	SKY PILOT	21.00	Dec 17, 2013
HBMS	Mineral Lease	Q-1105	JOHNNY BARON	21.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1112	B.M.JUNIOR	21.00	Dec 23, 2013
HBMS	Mineral Lease	Q-1145	BATTLESHIP	18.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1146	TWO BITS	3.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1160	LITTLE RED TOP FR.	6.00	Dec 23, 2013
HBMS	Mineral Lease	Q-1164	RED ROSE	6.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1258	JANUARY LEASE	6.00	Dec 23, 2012
HBMS	Mineral Lease	Q-1260	JANNETTE	2.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1273	EOLA	17.00	Sep 05, 2013
HBMS	Mineral Lease	Q-1278	LILLY	1.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1281	VIRGINIA	17.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1282	1920	16.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1289	FOX TROT	3.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1290	AMARYLLIS	8.00	Dec 26, 2013
HBMS	Mineral Lease	Q-1302	OH DON’T	1.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1303	MARY E.	2.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1312	B49	1.00	Jul 30, 2013
HBMS	Mineral Lease	Q-1527	GENERAL HEPBURN	19.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1933	DAN	19.00	Jul 17, 2013
HBMS	Mineral Lease	Q-4097	A38FR	1.00	Jul 13, 2013
Total Saskatchewan		30 Leases		3,289.49

Other Claims

HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE
HBMS	Claim	CB13426	RAG 13426	54.00	Dec 28, 2014
HBMS	Claim	MB2590	WAN 2590	58.00	Oct 11, 2016
HBMS	Claim	MB7216	WAN 7216	102.00	Feb 27, 2019
HBED	Claim	P7821E	WAN 7821	21.00	Jan 19, 2020
HBMS	Mineral Lease	ML321	FLIN FLON MIN LEASE	20.90	Dec 13, 2012
HBMS	OIC	11	NANCY	0.21	Jan 31, 2013
HBMS	OIC	12	VICTORIA	0.30	Jan 31, 2013
HBMS	OIC	13	APEX	15.28	Jan 31, 2013
HBMS	OIC	14	UNIQUE	15.05	Jan 31, 2013
HBMS	OIC	15	OUTLOOK	16.44	Jan 31, 2013
HBMS	OIC	17	EXTENSION	7.03	Jan 31, 2013
HBMS	OIC	180	BURKE	2.35	Sep 06, 2013
HBMS	OIC	21	SNOWSHOE FR	0.01	Feb 25, 2013
HBMS	OIC	303	THE PAS 16	7.59	Dec 11, 2012
HBMS	OIC	335	THE PAS 26	19.81	May 06, 2013
HBMS	OIC	336	THE PAS 13	20.17	May 06, 2013
HBMS	OIC	337	THE PAS 15	19.45	May 06, 2013
HBMS	OIC	338	THE PAS 10	20.47	May 06, 2013
HBMS	OIC	340	THE PAS 1	20.87	May 06, 2013
HBMS	OIC	344	THE PAS 14	20.56	May 06, 2013
HBMS	OIC	345	THE PAS 27	9.45	May 06, 2013
HBMS	OIC	349	THE PAS 6	7.09	May 09, 2013
HBMS	OIC	352	THE PAS 9	20.79	May 09, 2013
HBMS	OIC	365	MANITOBA 10	3.16	Jul 05, 2013
HBMS	OIC	366	MANITOBA 12	19.05	Jul 05, 2013
HBMS	OIC	367	MANITOBA 11	13.19	Jul 05, 2013
HBMS	OIC	368	MANITOBA 13	20.76	Jul 05, 2013
HBMS	OIC	369	MANITOBA 9	0.32	Jul 05, 2013
HBMS	OIC	408	THE PAS 22	20.88	Sep 11, 2013
HBMS	OIC	409	THE PAS 25	20.21	Sep 11, 2013
HBMS	OIC	410	THE PAS 23	20.75	Sep 11, 2013
HBMS	OIC	417	THE PAS 24	20.82	Sep 11, 2013
HBMS	OIC	426	THE PAS 28	18.45	Dec 11, 2012
HBMS	OIC	470	THE PAS NO. 5	10.19	Mar 10, 2013
HBMS	OIC	61	CALCITE	0.13	Mar 03, 2013
HBMS	OIC	62	MAGNESITE	19.89	Mar 03, 2013
HBMS	OIC	623	RAINBOW FR	5.95	Feb 10, 2013
HBMS	OIC	63	BLENDE	16.81	Mar 03, 2013
HBMS	OIC	64	GALENA	4.76	Mar 03, 2013
HBMS	OIC	65	CLAUDIUS	16.97	Mar 03, 2013
HBMS	OIC	678	BEAR FR	1.28	Sep 21, 2013
HBMS	OIC	68	CUPRITE	18.29	Mar 03, 2013
HBMS	OIC	69	PYRITE	15.75	Mar 03, 2013
HBMS	OIC	70	ZIRCON	19.66	Mar 03, 2013
HBMS	OIC	71	MARCASITE	1.54	Mar 03, 2013
HBMS	OIC	72	CASSIUS NO. 2	15.17	Mar 03, 2013
HBMS	OIC	74	CHALCOCITE	10.27	Mar 03, 2013
HBMS	OIC	M 14	B NO. 9	16.67	Apr 23, 2013
HBMS	OIC	M 1454	B NO. 52 FR	1.75	Apr 03, 2013
HBMS	OIC	M 17	B NO. 17 FR	5.18	Apr 23, 2013
HBMS	OIC	M 18	B NO. 25 FR	0.40	Apr 23, 2013
HBMS	OIC	M 2094	B NO. 56	6.07	Jun 02, 2013
HBMS	OIC	M 23	B NO. 21	16.90	Apr 23, 2013
HBMS	OIC	M 4138	BLUE FR	8.45	Jul 15, 2013
HBMS	OIC	M 4408	BORDER FR	2.52	Sep 21, 2013
HBMS	OIC	M 900	A NO. 31	1.56	Jun 17, 2013
HBMS	OIC	M 901	B NO. 41	6.73	Jun 20, 2013
HBMS	OIC	M 905	B NO. 18	13.72	Aug 15, 2013
HBMS	OIC	M 906	B NO. 19	3.56	Aug 15, 2013
HBMS	OIC	M 907	B NO. 24	0.79	Aug 15, 2013
Total Manitoba		60 Claims		877.37
HBED	Claim	S- 99585	RYE 99585	7.00	Jun 20, 2013
HBED	Claim	S- 99614	RYE 99614	1.00	Jun 20, 2013
HBED	Claim	S-105925	WAG 105925	123.00	Oct 19, 2013
HBED	Claim	S-105926	WAG 105926	216.00	Oct 19, 2013
HBED	Claim	S-108660	WAG 108660	314.00	Jul 11, 2013
HBED	Claim	S-111102		166.00	Jun 14, 2013
HBED	Claim	S-111103		236.00	Nov 11, 2012
HBED	Claim	S-111104		37.00	Nov 11, 2012
HBMS	Mineral Lease	Q-1109	TURKEY TRACK	17.00	Jan 11, 2013
Total Saskatchewan		8 Claims, 1 Lease		1,117.00

Note:                   Claims S-111102, S-111103 and S-111104 are currently under option to Hudson Bay Exploration and Development Company Limited pursuant to the Bishopsgate Option Agreement.

This is Schedule B to the Precious Metals Purchase Agreement between
Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited and
HudBay Minerals Inc. dated as of August 8, 2012

Map of the Mining Properties

B-1

307500
310000
312500
315000
317500
320000
322500
6080000
6077500
6075000
6072500
6070000
6067500
6065000
6062500
S-108680
WAX 953
WAX 952
WAX 972
Q-1527
CATHERINE
THE PAS 1
S-111103
S-111104
S-111102
ML 5518
ZIRCON
PYRITE
GALENA
CLAUDIUS
MANITOBA 13
S-105925
S-105926

777/Callinan Deposit

Legend

- Claims of Interest
- Callinan Royalties Corporation Claims
- Copper Reef Mining Corporation Claims
- 777/Callinan Deposit Claims
- Hudbay Claims
- Other Claims
- Crown Reserve

N

HUDBAY

NTS SHEETS: 63K12 & 63K13

NAD 1983 UTM Zone 14N

1:100,000

0 1,000 2,000 3,000 4,000 5,000

Meters

B-2

This is Schedule C to the Precious Metals Purchase Agreement between
Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited and
HudBay Minerals Inc. dated as of August 8, 2012

Determination of Payable Silver and Payable Gold

Form	Payable Silver	Payable Gold
Copper Concentrate	If the silver content is greater than or equal to 30 grams per dmt then 90% of content, otherwise nil	If gold is less than or equal to 5 grams per dmt then 90% of the content

If gold content is greater than 5 grams per dmt and less than or equal to 10 grams per dmt then 95% of the content

If gold content is greater than 10 grams per dmt and less than or equal to 15 grams per dmt then 96% of the content

If gold content is greater than 15 grams per dmt then 97% of the content
Zinc Concentrate	the silver in the zinc concentrate, less 3 ounces per dry metric tonne of the zinc concentrate, all multiplied by 70%	the gold in the zinc concentrate, less 1 gram per dry metric tonne of the zinc concentrate, all multiplied by 85%
Doré Bars	99% of the silver in the doré bars	99% of the gold in the doré bars
Other	100% of any other product containing silver	100% of any other product containing gold

C-1

This is Schedule D to the Precious Metals Purchase Agreement between
Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited and
HudBay Minerals Inc. dated as of August 8, 2012

Corporate Structure and Organization Chart

D-1

This is Schedule E to the Precious Metals Purchase Agreement between
Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited and
HudBay Minerals Inc. dated as of August 8, 2012

Representations and Warranties of the Supplier and Parent Company

1.                                       Parent Company is a company duly amalgamated and validly existing under the federal laws of Canada and is up to date in all material respects with filings required by law.  The Supplier is a company duly amalgamated and validly existing under the federal laws of Canada and is up to date in all material respects with filings required by law.

2.                                       All requisite corporate acts and proceedings have been done and taken by each of the Supplier and Parent Company, including obtaining all requisite board of directors’ approval, with respect to the entering into of this Agreement and performing each of their obligations hereunder.

3.                                       Each of the Supplier and Parent Company has the requisite corporate power, capacity and authority to enter into this Agreement, and to perform each of their obligations hereunder.

4.                                       This Agreement and the exercise of each of the Supplier and Parent Company’s rights and performance of their obligations hereunder do not and will not (a) conflict with any agreement, mortgage, bond or other instrument to which the Supplier or Parent Company is a party or which is binding on their assets, (b) conflict with the constating or constitutive documents of the Supplier or Parent Company, or (c) in any material respect, conflict with or violate any applicable law.

5.                                       Except with respect to the Approvals required to be obtained under the 2010 Credit Facilities, the Supplier and Parent Company have obtained all Approvals required to be obtained by the Supplier or Parent Company in connection with the execution and delivery or the performance by the Supplier or Parent Company of this Agreement and the transactions contemplated hereby

6.                                       This Agreement has been duly and validly executed and delivered by each of the Supplier and Parent Company and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

7.                                       Neither the Supplier nor Parent Company has suffered an Insolvency Event or Lender Event that is continuing or is aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

8.                                       The corporate structure and organization chart of Parent Company attached hereto as Schedule D accurately reflects, as of the Effective Date, the direct and indirect equity ownership interest of Parent Company in the Hudbay PMPA Entities.

9.                                       Except as provided in the Bishopsgate Option Agreement, the Supplier or a subsidiary of the Supplier is the registered or recorded owner of a 100% legal and beneficial right, title and interest in and to the Mining Properties and the Mineral Processing Facility and, in all material respects, the Project Assets that are not leased, with good and marketable title thereto free and clear of all Encumbrances other than the Permitted Encumbrances.  To the knowledge of the Supplier and Parent Company, the Supplier’s right, title and interest in and to the Mining Properties is not

E-1

subject to claims of native title or other adverse claims (including any expropriation proceeding) and neither has received notice of any such actual or potential claim.

10.                                 The map attached hereto as Schedule B depicts the location of the Mining Properties with reasonable accuracy.  The Mining Properties set forth in Schedule A constitute all of the real property, mining rights, tenements, concessions and other interests whether created privately or through the actions of any Governmental Authority, that are located within the boundaries set forth in Schedule B as being the “Claims of Interest” and in which any Hudbay Group Entity has any right, title or interest.

11.                                 No person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Mining Properties or the silver or gold produced from the Mining Properties, and other than in respect of the Permitted Encumbrances, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Silver or Produced Gold.

12.                                 The Supplier has paid all material Taxes, fees, assessments, rents or other amounts owed in respect of the Mining Properties, including all Taxes, fees, assessments, rents or other amounts to keep the Mining Properties in good standing.

13.                                 There are no outstanding, pending or, to the knowledge of Parent Company or the Supplier, threatened, actions, suits, proceedings, investigations or claims affecting, or pertaining in any respect to, the Project Assets except as would not reasonably be expected to have an Adverse Impact.

14.                                 None of the Supplier, Parent Company or the Project Assets is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have an Adverse Impact.

15.                                 All material made available to Silver Wheaton by the Supplier and Parent Company, which materials are those in Parent Company’s electronic data room as at August 3, 2012, relating to the mineralization or potential mineralization of the Mining Properties, is true and correct in all material respects as at the date of such material and such materials do not omit any material information reasonably necessary to make all such materials not misleading as of August 3, 2012.

16.                                 Except with respect to ongoing collective bargaining negotiations, there are not current or pending negotiations with respect to the renewal, termination or amendment of any Material Contracts.  All Material Contracts are in full force and effect and each HudBay PMPA Entity that is a party to a Material Contract is entitled to all rights and benefits thereunder and has not waived any such rights, except as would not reasonably be expected to have an Adverse Impact.  Each Hudbay PMPA Entity that is a party to a Material Contract is not in breach of or default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a breach of or default under, any Material Contract, except as would not reasonably be expected to have an Adverse Impact.

17.                                 Each of the Supplier and Parent Company enter into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

E-2

This is Schedule F to the Precious Metals Purchase Agreement between
Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited and
HudBay Minerals Inc. dated as of August 8, 2012

Representations and Warranties of Silver Wheaton

1.                                       It is a company duly continued and validly existing under the laws of the Province of Ontario and is up to date in all material respects with filings required by law.

2.                                       All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder.

3.                                       It has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder.

4.                                       This Agreement and the exercise of its rights and performance of its obligations hereunder does not and will not (a) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (b) conflict with its constating or constitutive documents, or (c) in any material respect, conflict with or violate any applicable law.

5.                                       Silver Wheaton has obtained all Approvals required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement and the transactions contemplated hereby.

6.                                       This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of Silver Wheaton, enforceable against it in accordance with its terms.

7.                                       It has not suffered an Insolvency Event that is continuing and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

8.                                       It enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

F-1

This is Schedule G to the Precious Metals Purchase Agreement between
Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited and
HudBay Minerals Inc. dated as of August 8, 2012

Inter-creditor Terms

 [Redacted — Commercially sensitive information] [Agreement to terms and conditions]

G-1

ANNEX 1

RULES OF ARBITRATION — SCHEDULE G

[Redacted — Commercially sensitive information] [Agreement to terms and conditions]

G-2